Annual Report

For the Fiscal Year Ended

September 30, 2010

Table of Contents

Chairman’s Letter…………………………………...………………..	Page 1

Company Information…………………………………………………	Page 2

Annual Report on Form 10-K for Fiscal 2010…………….....…….	Page 3

Chairman’s Letter

To Our Members

February 4, 2011

I am pleased to present the annual report of Southwest Iowa Renewable Energy, LLC.  I hope you will be able to join us for our annual meeting on Friday, March 18, 2010, at 1:00 p.m. Central Daylight Time at the City of Treynor Community Center, 11 West Main Street, Treynor, Iowa 51575.  Members will receive notices of the meeting and instructions on how to access the annual meeting materials in the mail.  After the Annual Meeting we look forward to hosting you at the plant to see the results of the hard work of the SIRE staff, Bunge, ICM and our many subcontractors who continue to assist in our operations.

At the annual meeting, we will conduct the brief formal business as indicated in the proxy materials.  Following the conclusion of the formal meeting, we will have time for an update on our plant and the biofuels industry.

The 2010 fiscal year which ended in September was our first full year of operations.  Many steps were accomplished toward improving our operations during this fiscal year.   Our plant is now running consistently in excess of its 110 million gallon per year design.

As we have discussed in our periodic reports, along with the rest of our industry, we do face some challenges as the global economy continues to change.  Although the business climate remains less than optimal, with the assistance of our key operational partner, Bunge North America, Inc., we continue to seek ways to minimize our commodity input costs while locating favorable markets for our ethanol and distillers grains.  Nonetheless, the margins projected for the near term, combined with our limited working capital, will challenge our ability to generate significant profits in the foreseeable future.

On behalf of the Board of Directors and everyone at SIRE, we thank you for your support of the Company.  We look forward to seeing you on March 18th and to our continued progress together.

Karol King,
Chairman of the Board

Company Information

General

Southwest Iowa Renewable Energy, LLC (“we” or “us”) was formed in March, 2005 and operates a 110-million gallon dry mil corn-based ethanol plant located near Council Bluffs, Iowa.  We began producing ethanol in February 2009.  In the year ended September 30, 2010 (“Fiscal Year 2010”) the Company produced ethanol in excess of its 100% nameplate capacity.  We sell our ethanol, modified wet distiller’s grains with soluble, and corn syrup in the continental United States.  We sell our dried distiller’s grains with soluble in the continental United States, Mexico and the Pacific Rim.

Our Directors and Officers

Below is certain information about our Directors and officers.  Additional information about our Directors and officers is provided in our proxy statement for our 2011 Annual Members’ Meeting.

●	Karol D. King, a Director, has worked as a corn, popcorn and soybean farmer since 1967.

●	Theodore V. Bauer, a Director, has owned and operated a farming operation and hunting preserve near Audubon, Iowa since 1977.

●	Hubert M. Houser, a Director, owns a farm and cow-calf operation and has served in the Iowa Legislature since 1993.

●	Michael K. Guttau, a Director, is the CEO and Chairman of the Board for Treynor State Bank.

●	Gregory P. Krissek, a Director, is Director of Government Affairs, ICM, Inc., an international agribusiness technology company.

●
Thomas J. Schmitt, a Director, is the Manager, Western Region, Bunge North America Oilseed Processing., a division of Bunge North America, Inc., an international agribusiness and food products company.

●	Eric L. Hakmiller, a Director, is Vice President and General Manager for Bunge Biofuels, a division of Bunge North America, Inc.

●
Brian T. Cahill, General Manager, President and Chief Executive Officer, has held several finance, marketing and managerial positions within the specialty ingredients and alcohol products industries, most recently as executive vice president of Distillery Innovations Segment of MGP Ingredients, Inc.

●
Karen L. Kroymann, Controller and Principal Financial Officer, is a certified public accountant and most recently was the controller for Transgenomic, Inc., a company which provides services for DNA lab testing and manufacture-analysis equipment.

Our Fiscal Year 2010 Annual Report on Form 10-K

Attached to this Annual Report is our Fiscal Year 2010 annual report on Form 10-K, which we filed with the Securities and Exchange Commission (“SEC”) on November 23, 2010.  The Form 10-K contains some information about us that has since been updated in subsequent reports we have filed with the SEC.  Nonetheless, the Form 10-K provides a detailed description of our properties, our business, and many other matters, in addition to our audited financial statements for our Fiscal Year 2010.

The Form 10-K references several exhibits that have been filed with the SEC.  If you would like a copy of any exhibit to the 10-K mailed to you, free of charge, please contact Southwest Iowa Renewable Energy, LLC, 10868 189th Street, Council Bluffs, Iowa 51503, or call (877) 366-2480.

Annual Report on Form 10-K for Fiscal 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 10-K
(Mark one)
☑	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2010

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 000-53041

SOUTHWEST IOWA RENEWABLE ENERGY, LLC
(Exact name of registrant as specified in its charter)

Iowa	20-2735046
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10868 189th Street, Council Bluffs, Iowa	51503
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (712) 366-0392

Securities registered under Section 12(b) of the Exchange Act:	None.

Title of each class	Name of each exchange on which registered

Securities registered under Section 12(g) of the Exchange Act:
Series A Membership Units
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑
Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑    No ☐

Indicate by check mark whether the registrant has submitted electronically on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
As of November 23, 2010, the aggregate market value of the Membership Units held by non-affiliates (computed by reference to the most recent offering price of such Membership Units) was $52,134,000.
As of September 30, 2010, the Company had 8,805 Series A, 3,334 Series B and 1,000 Series C Membership Units outstanding.
DOCUMENTS INCORPORATED BY REFERENCE—None

PART IV
Item 15.	Exhibits and Financial Statement Schedules.	54

Signatures

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of Southwest Iowa Renewable Energy, LLC (the “Company,” “we,” or “us”) contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance, or our expected future operations and actions.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will”, “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,”  “predict,” “target,” “potential,” or “continue” or the negative of these terms or other similar expressions.  These forward-looking statements are only our predictions based on current information and involve numerous assumptions, risks and uncertainties.  Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the reasons described in this report.  While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include:

•	Changes in the availability and price of corn, natural gas, and steam;
•	Our inability to comply with our credit agreements required to continue our operations;
•	Negative impacts that our hedging activities may have on our operations;
•	Decreases in the market prices of ethanol and distillers grains;
•	Ethanol supply exceeding demand; and corresponding ethanol price reductions;
•	Changes in the environmental regulations that apply to our plant operations;
•	Changes in plant production capacity or technical difficulties in operating the plant;
•	Changes in general economic conditions or the occurrence of certain events causing an economic impact in the agriculture, oil or automobile industries;
•	Changes in federal and/or state laws (including the elimination of any federal and/or state ethanol tax incentives);
•	Changes and advances in ethanol production technology;
•	Additional ethanol plants built in close proximity to our ethanol facility in southwest Iowa;
•	Competition from alternative fuel additives;
•	Changes in interest rates and lending conditions of our loan covenants;
•	Our ability to retain key employees and maintain labor relations; and
•	Volatile commodity and financial markets.

These forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and include the assumptions that underlie such statements.  Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed below and in the section titled “Risk Factors.” Other risks and uncertainties are disclosed in the Company’s prior Securities and Exchange Commission (“SEC”) filings. These and many other factors could affect the Company’s future financial condition and operating results and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by Company or on its behalf.  The Company undertakes no obligation to revise or update any forward-looking statements.  The forward-looking statements contained in this Form 10-K are excluded from the safe harbor protection provided by Section 27A of the Securities Ac of 1933, as amended (the “1933 Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

AVAILABLE INFORMATION

Information about us is also available at our website at www.sireethanol.com, under “SEC Compliance,” which includes links to reports we have filed with the SEC.  The contents of our website are not incorporated by reference in this Annual Report on Form 10-K.

Item 1.                      Business.

The Company is an Iowa limited liability company located in Council Bluffs, Iowa, and was formed in March, 2005 to construct and operate a 110 million gallon capacity ethanol plant.  We began producing ethanol in February, 2009 and sell our ethanol, modified wet distillers grains with solubles, and corn syrup in the continental United States.  We sell our dried distillers grains with solubles in the continental United States, Mexico and the Pacific Rim.

Our production facility (the “Facility”) is located in Pottawattamie County in southwestern Iowa. It is near two major interstate highways, within a half a mile of the Missouri River and has access to five major rail carriers. This location is in close proximity to raw materials and product market access. The Facility receives corn and chemical deliveries primarily by truck but is able to utilize rail delivery if necessary.  Finished products are shipped by rail and truck.  The site has access to water from ground wells and from the Missouri River.  Additionally, in close proximity to the Facility’s primary energy source (steam), there are two natural gas providers available, both with infrastructure immediately accessible to the Facility.

Financial Information

Please refer to “Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information about our revenue, profit and loss measurements and total assets and liabilities, and “Item 8 – Financial Statements and Supplementary Data” for our financial statements and supplementary data.

Rail Access

We own a six mile loop railroad track for rail service to our Facility.  Our track comes off the Council Bluffs Energy Center line where interstate I-29 crosses and proceeds south along the east side of Pony Creek.  The track terminates in a loop-track south of the Facility, which accommodates 100 car trains.  On June 18, 2008, we executed an Industrial Track Agreement with CBEC Railway, Inc. (the “Track Agreement”), which governs our use of the loop railroad and requires, among other things, that we maintain the loop track.

On June 25, 2007, we entered into a Railcar Sublease Agreement (“Railcar Agreement”) with Bunge North America, Inc. (“Bunge”) for the sub-lease of 320 ethanol cars and 300 distillers dried grains with Solubles (“DDGS”) cars to be used in the delivery and marketing of ethanol and DDGS.  We are responsible for all maintenance and mileage charges as well as the monthly lease expense and certain railcar modification expenses.  Under the Railcar Agreement, we have leased the railcars for terms lasting 120 months and continuing on a month-to-month basis thereafter.  The Railcar Agreement will terminate upon the expiration of all railcar leases.  In 2009, we agreed to lease back 100 DDGS cars to Bunge with an initial lease term of three years under the agreement.

On June 26, 2009, the Company executed an Amended and Restated Railcar Lease Agreement (“Railcar Agreement”) with Bunge for the lease of 325 ethanol cars and 300 hopper cars which will be used for the delivery and marketing of the Company’s ethanol and distillers grains.  Under the Railcar Agreement, the Company will lease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar leases.  The Railcar Agreement reflects changes as a result of Bunge’s purchase and sale/leaseback of railcars from a new railcar equipment lessor other than contemplated in the 2007 Railcar Sublease Agreement (the “Railcar Sublease Agreement”) between the Company and Bunge.  The Railcar Agreement provides that the Company is a lessee rather than a sublessee as under the Railcar Sublease Agreement and that Bunge is the lessor rather than the lessee as under the Railcar Sublease Agreement.

Employees

We had 60 full time employees as of September 30, 2010.  We are not subject to any collective bargaining agreements and we have not experienced any work stoppages.  Our management considers our employee relationships to be favorable.

Principal Products

The principal products we produce are ethanol and distillers grains.

Ethanol

Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains, which can be used as: (i) an octane enhancer in fuels; (ii) an oxygenated fuel additive for the purpose of reducing ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum-based gasoline substitute.  More than 99% of all ethanol produced in the United States is used in its primary form for blending with unleaded gasoline and other fuel products.  The principal purchasers of ethanol are generally wholesale gasoline marketers or blenders.

We produced 110.6 and 55.7 million gallons of ethanol for the years ended September 30, 2010 (“Fiscal 2010”) and 2009 (“Fiscal 2009”), respectively, and approximately 84% and 83% of our revenue was derived from the sale of ethanol in Fiscal 2010 and 2009, respectively.

Distillers Grains

The principal co-product of the ethanol production process is distillers grains, a high protein, high-energy animal feed supplement primarily marketed to the dairy and beef industry.  Distillers grains contain by-pass protein that is superior to other protein supplements such as cottonseed meal and soybean meal.  By-pass proteins are more digestible to the animal, thus generating greater lactation in milk cows and greater weight gain in beef cattle.  We produce two forms of distillers grains at our dry mill ethanol facility:  wet distillers grains (“WDGS”) and DDGS.  WDGS are processed corn mash that has been dried to approximately 50% moisture.  WDGS have a shelf life of approximately seven days and are often sold to nearby markets.  DDGS are processed corn mash that has been dried to approximately 10% to 12% moisture.  It has a longer shelf life and may be sold and shipped to any market regardless of its location in relation to our ethanol plant.

We sold 302,223 and 156,600 tons of dried distillers grains in Fiscal 2010 and 2009, respectively.  Approximately 16% and 17% of our revenue was derived from the sale of distillers grains in Fiscal 2010 and 2009, respectively.

Principal Product Markets

As described below in “Distribution Methods”, we market and distribute all of our ethanol and distillers grains through a professional third party marketer.  Our ethanol and distillers grains marketer makes all decisions with regard to where our products are marketed.  Our ethanol and distillers grains are primarily sold in the domestic market, however, as United States production of ethanol and distillers grains continue to expand, we anticipate increased international sales of our products.  Currently, approximately 90% of our distillers grains are exported outside of the continental United States.  Management anticipates that demand for distillers grains in the Asian market may increase demand for distillers grains in the future.  As distillers grains become more accepted as an animal feed substitute throughout the world, distillers grains exporting may increase.

Distribution Methods

We entered into an Ethanol Merchandising Agreement (“Lansing Agreement”) with Lansing Ethanol Services, LLC (“Lansing”), under which we agreed to sell to and Lansing agreed to buy all ethanol produced at our Facility for the first six months of our operations.  We exercised our contractual right under the Lansing Agreement on February 19, 2009 to terminate this agreement.  Effective August 19, 2009, Bunge, a significant equity holder in the Company, became the exclusive purchaser of our ethanol pursuant to an Ethanol Purchase Agreement dated December 15, 2008 (the “Ethanol Agreement”).  Bunge markets our ethanol in national, regional and local markets.  Under the Ethanol Agreement, we sell Bunge all of the ethanol produced at the Facility, and Bunge purchases the same.  We pay Bunge a per-gallon fee for ethanol sold by Bunge under the Ethanol Agreement, subject to a minimum annual fee of $750,000 and adjustments according to specified indexes after three years.  The initial term of the Ethanol Agreement, effective on August 19, 2009, is three years and it will automatically renew for successive three-year terms unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.

We entered into a Distillers Grain Purchase Agreement dated October 13, 2006 (“DG Agreement”) with Bunge, under which Bunge is obligated to purchase from us and we are obligated to sell to Bunge all distillers grains produced at our Facility.  If we find another purchaser for distillers grains offering a better price for the same grade, quality, quantity, and delivery period, we can ask Bunge to either market directly to the other purchaser or market to another purchaser on the same terms and pricing.

 The initial ten year term of the DG Agreement began February 1, 2009.  The DG Agreement automatically renews for additional three year terms unless one party provides the other party with notice of election to not renew 180 days or more prior to expiration.  Under the DG Agreement, Bunge pays us a purchase price equal to the sales price minus the marketing fee and transportation costs.  The sales price is the price received by Bunge in a contract consistent with the DG Marketing

Policy or the spot price agreed to between Bunge and us.  Bunge receives a marketing fee consisting of a percentage of the net sales price, subject to a minimum yearly payment of $150,000.  Net sales price is the sales price less the transportation costs and rail lease charges.  The transportation costs are all freight charges, fuel surcharges, and other accessorial charges applicable to delivery of distillers grains.  Rail lease charges are the monthly lease payment for rail cars along with all administrative and tax filing fees for such leased rail cars.

Description of Dry Mill Process

Our Facility produces ethanol by processing corn.  The corn is received by semitrailer truck (or railcar if needed), and is weighed and stored in a receiving building. It is then transported to a scalper to remove rocks and debris before being conveyed to storage bins.  Thereafter, the corn is transported to a hammer mill or grinder where it is ground into a mash and conveyed into a tank for processing.  We add water, heat and enzymes to break the ground corn into a fine liquid.  This liquid is heat sterilized and pumped to a tank where other enzymes are added to convert the starches into glucose sugars.  Next, the liquid is pumped into fermenters, where yeast is added, to begin a 55 to 60 hour batch fermentation process.  A distillation process divides the alcohol from the corn mash.  The alcohol which exits the distillation process is then partially dried.  The resulting 200 proof alcohol is pumped into storage tanks.  Corn mash from the distillation process is then pumped into one of several centrifuges.  Water from the centrifuges is dried into a thick syrup.  The solids that exit the centrifuge or evaporators are called wet cake and are conveyed to dryers. Corn mash is added to the wet cake as it enters the dryer, where moisture is removed.  This process produces distillers grains.

Raw Materials

Corn Requirements

Ethanol can be produced from a number of different types of grains and waste products.  However, approximately 90% of ethanol in the United States today is produced from corn.  The cost of corn is affected primarily by supply and demand factors such as crop production, carryout, exports, government policies and programs, risk management and weather.  With the volatility of the commodity markets, we cannot predict the future price of corn.

Our Facility needs approximately 39.3 million bushels of corn per year, or approximately 108,000 bushels per day, as the feedstock for its dry milling process.  During Fiscal 2010 and 2009, we purchased 40.85 and 19.4 million bushels of corn, which was obtained primarily from local markets.  To assist in our securing the necessary quantities of grain for our plant, we entered into a Grain Feedstock Supply Agreement dated December 15, 2008 (the “Supply Agreement”) with AGRI-Bunge, LLC (“AB”), an entity affiliated with significant equity holder, Bunge.  Under the Supply Agreement, AB agreed to provide us with all of the corn we need to operate our ethanol plant, and we have agreed to only purchase corn from AB.  AB provides grain originators who work at the Facility for purposes of fulfilling its obligations under the Supply Agreement.  The Company pays AB a per-bushel fee for corn procured by AB for the Company under the Supply Agreement, subject to a minimum annual fee of $675,000 and adjustments according to specified indexes after three years.  The term of the Supply Agreement is ten years, subject to earlier termination upon specified events.  The Supply Agreement suspends the operation of the Agency Agreement entered into by us and AB on October 13, 2006, as amended December 15, 2008 (the “Agency Agreement”).  While we have not applied for a grain dealer’s license, if we do, the operation of the Supply Agreement will terminate and the Agency Agreement will be reinstated.

Effective November 17, 2010, AB exercised a contractual right of assignment under the Supply and Agency Agreements.  As a result, Bunge is now the successor party to AB for each of these agreements with us.

The price and availability of corn are subject to significant fluctuations depending upon a number of factors which affect commodity prices in general, including crop conditions, weather, governmental programs and foreign purchases.

Energy Requirements

The production of ethanol is a very energy intensive process which uses significant amounts of electricity and a supply of a heat source.  Presently, about 34,000 BTUs of energy are required to produce a gallon of ethanol when we dry 100% of our distillers grains.  Additionally, water supply and quality are important considerations.

Steam

Unlike most ethanol producers in the United States which use natural gas as their primary energy source, our primary energy source is steam.  Utilizing steam makes us more competitive, as it is anticipated that under certain energy market conditions our energy costs will be lower than natural gas fired plants.  We have entered into an Executed Steam Service

Contract (“Steam Contract”) with MidAmerican Energy Company (“MidAm”), under which MidAm agreed to provide the steam required by us, up to 475,000 pounds per hour.  The Steam Contract remains in effect until February 1, 2019.  During Fiscal 2010 and 2009, we purchased approximately 2,332,807 and 619,445 MMBTUs of steam.

Natural Gas

Although steam is our primary energy source and accounts for around 85% of our energy usage, we have installed two natural gas back-up boilers for use when our steam service is temporarily unavailable.  Natural gas is also needed for incidental purposes.  Natural gas prices fluctuate with the energy complex in general.  Natural gas prices have trended lower this fiscal year as a result of the drop in crude oil prices and based on anticipated increases in supply relative to demand.  We do not expect natural gas prices to remain steady in the near future and anticipate the prices to trend higher into the winter months of 2010-2011 as seasonal demand for natural gas increases due to heating needs in the colder weather.  We have entered into a natural gas supply agreement with Constellation Energy for our long term natural gas needs.  During Fiscal 2010 and 2009, we purchased  582,494 and 1,081,016 MMBTUs of natural gas.  During the Fiscal 2009 we used more natural gas than steam because MidAm went through its biannual shutdown during the spring of 2009, requiring us to run the plant on natural gas.

Electricity

Our Facility requires a large continuous supply of electrical energy.  We have purchased 68,601 and 71,419  kilowatts of electricity through September 30, 2010 and 2009 from MidAm under an Electric Service Contract (“Electric Contract”) dated December 15, 2006.  We agreed to pay MidAm (i) a service charge of $200 per meter, (ii) a demand charge of $3.38 in the Summer and $2.89 in the Winter (iii) a reactive demand charge of $0.49/kVAR of reactive demand in excess of 50% of billing demand, (iv) an energy charge ranging from $0.03647 to $0.01837 per kilowatt hour, depending on the amount of usage and season, (v) tax adjustments, (vi) AEP and energy efficiency cost recovery adjustments, and (vii) a CNS capital additions tracker.  These rates only apply to the primary voltage electric service provided under the Electric Contract.  The electric service will continue at these prices for up to 60 months, but in any event will terminate on June 30, 2012.

Water

We require a significant supply of water.  Much of the water used in an ethanol plant is recycled back into the process. There are, however, certain areas of production where fresh water is needed.  Those areas include boiler makeup water and cooling tower water.  Boiler makeup water is treated on-site to minimize all elements that will harm the boiler and recycled water cannot be used for this process.  Cooling tower water is deemed non-contact water (it does not come in contact with the mash) and, therefore, can be regenerated back into the cooling tower process.  The makeup water requirements for the cooling tower are primarily a result of evaporation.  Much of the water is recycled back into the process, which minimizes the effluent.  Our Facility’s fresh water requirements are approximately 1,000,000 gallons per day.  Our water requirements are supplied through three ground wells which are permitted to produce up to 2,000,000 gallons of water per day, and we can access water from the Missouri River.

Patents, Trademarks, Licenses, Franchises and Concessions

SIRETM, our logos, trade names and service marks of the Company mentioned in this report are our property.  We were granted a license by ICM, Inc. (“ICM”) to use certain ethanol production technology necessary to operate our Facility.  There is no fee or definitive term for this license with ICM as it is perpetual in nature.

Hedging Transactions

In order to protect the price of our inputs, namely corn, we enter into hedging transactions that are designed to limit our exposure to increases in the price of corn and manage ethanol price fluctuations.  We will continue to monitor our hedging transactions during the upcoming year.

Dependence on One or a Few Major Customers

As discussed above, we have marketing agreements with Bunge, a significant equity holder, for the purpose of marketing and distributing our principal products.  We rely on Bunge for the sale and distribution of all of our products and are highly dependent on Bunge for the successful marketing of our products.  We do not currently have the ability to market our ethanol and distillers grains internally should Bunge be unable to market these products at acceptable prices.  We anticipate that we would be able to secure alternate marketers should Bunge fail, however, a loss of the marketer could significantly harm our financial performance.

Principal Supply & Demand Factors

Ethanol

Generally

Ethanol prices have increased during the three months ending September 30, 2010 as a direct response to increasing corn prices.  Management currently expects ethanol prices will continue to be directly related to the price of corn.  Management believes the industry will need to grow both product delivery infrastructure and demand for ethanol in order to increase production margins in the near and long term.  According to Ethanol Producer Magazine, there were 211 ethanol plants in operation in the United States with the capacity to produce 14.2 billion gallons of ethanol annually as of October 18, 2010.  An additional 5 plants are under construction or expanding, which could add an additional estimated .4 billion gallons of annual production capacity.    Unless the new supply of ethanol is equally met with ethanol demand, downward pressure on ethanol prices could continue.

Management believes that it is important that ethanol blending capabilities of the gasoline market be expanded in order to increase demand for ethanol.  Recently, there has been increased awareness of the need to expand ethanol distribution and blending infrastructure, which would allow the ethanol industry to supply ethanol to markets in the United States that are not currently blending ethanol.

VEETC

The profitability of the ethanol industry is impacted by federal ethanol supports and tax incentives, such as the Volumetric Ethanol Excise Tax Credit (“VEETC”) blending credit.  VEETC is a volumetric ethanol excise tax credit, which gasoline distributors apply for.  Based on volume, the VEETC allows greater refinery flexibility in blending ethanol since it makes the tax credit available on all ethanol blended with gasoline, diesel and ethyl tertiary butyl ether, including ethanol in E85.  Under provisions of the Food, Conservation and Energy Act of 2008 (the “2008 Farm Bill”), the tax credit under VEETC has dropped to 45 cents per gallon of pure ethanol and 38 cents per gallon of E85.  The VEETC is scheduled to expire on December 31, 2010. A number of bills have been introduced in the Congress to extend ethanol tax credits, including some bills that would make the ethanol tax credits permanent. There can be no assurance, however, that such legislation will be enacted.  As of the date of this report, the VEETC has not been renewed.

RFS

Significant federal legislation which impacts ethanol demand is the Energy Policy Act of 2005 (the “2005 Act”) and the Energy Independence and Security Act of 2007 (“2007 Act”). Most notably, the 2005 Act created the Renewable Fuels Standard (“RFS”), which was designed to favorably impact the ethanol industry by enhancing both the production and use of ethanol.  The RFS is a national program that does not require that any renewable fuels be used in any particular area or state, allowing refiners to use renewable fuel blends in those areas where it is most cost-effective.

The 2007 Act amended several components of the RFS.  The RFS requires (i) the fuel refining industry as a whole (including refiners, blenders and importers) to use 15.2 billion gallons of renewable fuels by 2012 and 36 billion gallons by 2022; (ii) advanced biofuel (renewable fuel derived from corn starch other than ethanol and encompassing cellulosic biofuel and biomass-based diesel), cellulosic biofuel and biomass-based diesel to be used in addition to conventional biofuel (ethanol); (iii) in 2012, the use of 13.2 billion gallons of ethanol, two billion gallons of advanced biofuel, 0.5 billion gallons of cellulosic biofuel, and one billion gallons of biomass-based diesel, for a total of 15.2 billion gallons of renewable fuel; and (v) by 2015, usage of 15 billion gallons of ethanol, excluding advanced biofuel.

The 2007 Act also requires facilities beginning operations after its enactment to operate with at least a 20% reduction in lifecycle greenhouse gas emissions compared to gasoline. In the event the Environmental Protection Agency (“EPA”) determines this size of reduction is not feasible, it may reduce the required reduction, but in no event will a new plant be allowed to operate at less than a 10% reduction in lifecycle greenhouse gas emissions.  We believe that our use of steam as our primary energy source reduces our emissions, as compared to other ethanol plants which utilize natural gas or coal as their primary heat source.

The ethanol industry’s rapid expansion could yield more ethanol than the RFS requirements depending on how quickly idle capacity is brought back online, when under construction capacity begins producing and other factors. This means the ethanol industry must continue to generate demand for ethanol beyond the minimum floor set by the RFS in order to support current ethanol prices.  We are dependent on Bunge’s ability to market the ethanol in this competitive environment.

State Initiatives

In 2006, Iowa passed legislation promoting the use of renewable fuels in Iowa.  One of the most significant provisions of the Iowa renewable fuels legislation is a renewable fuels standard encouraging 10% of the gasoline sold in Iowa to consist of renewable fuels.  This renewable fuels standard increases incrementally to 25% of the gasoline sold in Iowa by 2019.  Additionally, certain plants located in Nebraska that were in production on June 30, 2004 are eligible for state incentives, which authorize a producer to receive up to $2.8 million of tax credits per year for up to eight years.  While we cannot qualify for these incentives, they do provide an economic advantage to some of our competitors.

E85

Demand for ethanol has been affected by moderately increased consumption of E85 fuel. E85 fuel is a blend of 85% ethanol and 15% gasoline. According to the Energy Information Administration, E85 consumption is projected to increase from a national total of 11 million gallons in 2003 to 65.9 billion gallons in 2025. E85 can be used as an aviation fuel, as reported by the National Corn Growers Association, and as a hydrogen source for fuel cells. According to the United States Department of Energy (the “USDOE”), there are currently more than eight million flexible fuel vehicles capable of operating on E85 in the United States and automakers such as Ford and General Motors have indicated plans to produce several million more flexible fuel vehicles per year.  The USDOE reports that there were approximately 1,900 retail gasoline stations supplying E85 as of November 1, 2010.  While the number of retail E85 suppliers has increased each year, this remains a relatively small percentage of the total number of U.S. retail gasoline stations, which is approximately 170,000.  In order for E85 fuel to increase demand for ethanol, it must be available for consumers to purchase it.  As public awareness of ethanol and E85 increases along with E85’s increased availability, management anticipates some growth in demand for ethanol associated with increased E85 consumption.  As of October 13, 2010, the EPA released the decision to allow the use of E85 in  2007 and later vehicles contingent on final approval (later) of a “Misfueling Mitigation Program” and certain other conditions.  The EPA also indicated that it would soon complete its technical review of vehicles from 2001-2006, but that it would deny approval on older vehicles, and also on vehicles other than cars and light-duty trucks.

Cellulosic Ethanol

Discussion of cellulose-based ethanol has recently increased. Cellulose is the main component of plant cell walls and is the most common organic compound on earth.  Cellulose is found in wood chips, corn stalks and rice straw, among other common plants. Cellulosic ethanol is ethanol produced from cellulose, and currently, production of cellulosic ethanol is in its infancy.  It is technology that is as yet unproven on a commercial scale.  However, several companies and researchers have commenced pilot projects to study the feasibility of commercially producing cellulosic ethanol.  If this technology can be profitably employed on a commercial scale, it could potentially lead to ethanol that is less expensive to produce than corn-based ethanol, especially if corn prices remain high.  Cellulosic ethanol may also capture more government subsidies and assistance than corn-based ethanol.   Provisions of the RFS are intended to accelerate production of cellulosic ethanol.  This could decrease demand for our product or result in competitive disadvantages for our ethanol production process.

Recent legislation, such as the American Recovery and Reinvestment Act of 2009 and the 2007 Act, provide numerous funding opportunities in support of cellulosic ethanol. In addition, the amended RFS mandates an increasing level of production of biofuels which are not derived from corn. These policies suggest an increasing policy preference away from corn ethanol and toward cellulosic ethanol. The profitability of ethanol production depends heavily on federal incentives so the loss or reduction of incentives from the federal government in favor of corn-based ethanol production may reduce our profitability.

Local Production

Because we are located on the border of Iowa and Nebraska, and because ethanol producers generally compete primarily with local and regional producers, the ethanol producers located in Iowa and Nebraska presently constitute our primary competition.  According to the Iowa Renewable Fuels Association, in 2010, Iowa had 41 ethanol refineries in production, producing 3.3 billion gallons of ethanol.  There was one additional ethanol refinery under construction or expansion in Iowa as of October, 2010.  If this plant is completed, it is anticipated it will add 275,000 gallons of new ethanol production capacity annually in Iowa.  According to the Nebraska Ethanol Board, there are currently 24 existing ethanol plants in Nebraska as of October, 2010.  Additionally, certain plants located in Nebraska are eligible for state incentives, which authorize a producer to receive up to $2.8 million of tax credits per year for up to eight years.  Those producers qualifying for this incentive have a competitive advantage over us.

Distillers Grains

Management expects that distillers grains prices will continue to increase slightly in the foreseeable future as the supply increases (the result of increased ethanol production), with the poor state of the economy and higher corn prices.  Management believes DDGSs will trade with a 75% to 80% value to corn.

Regulatory Environment

Governmental Approvals

Ethanol production involves the emission of various airborne pollutants, including particulate matters, carbon monoxide, oxides of nitrogen, volatile organic compounds and sulfur dioxide.  Ethanol production also requires the use of significant volumes of water, a portion of which is treated and discharged into the environment.  We are required to maintain various environmental and operating permits, as discussed below.  Even though we have successfully acquired the permits necessary for our operations, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.  In addition, although we do not presently intend to do so, if we sought to expand the Facility’s capacity in the future, we would likely be required to acquire additional regulatory permits and could also be required to install additional pollution control equipment.  We are in the process of applying for a minor permit which will be less restrictive on our operations when switching from steam to natural gas, as required.

Our failure to obtain and maintain the permits discussed below or other similar permits which may be required in the future could force us to make material changes to our Facility or to shut down altogether.  The following are summaries of the various governmental approvals we have obtained to operate our Facility.

Environmental Regulations and Permits

We are subject to regulations on emissions from the Iowa Department of Natural Resources (“IDNR”) as authorized by the U.S. Environmental Protection Agency (“EPA”).  The EPA and IDNR environmental regulations are subject to change and often such changes may have an economic impact on our industry.  Consequently, environmental compliance and permit adherence is an ongoing commitment that requires vigilance on the part of the Facility employees as well as financial support of the various programs and permit requirements.  The ongoing expenses associated with maintaining and complying with permit requirements are included in our operations budget.

Air Pollution Construction and Operation Permits

Based on calculated emissions and existing permitted emission limits, our Facility is considered a “major source” of regulated air pollutants; however a permit application has been submitted to IDNR.  If this application is approved the facility will become a “minor source” under Title V.  Additionally, based on potential to emit calculations alone, the facility is a “minor source” of regulated air pollutants under prevention of significant determination (“PSD”), but due to our agreements with MidAm for rail easement and steam supply, we are currently classified as a “major source” and subject to PSD  regulations and requirements.  The Facility has completed all of the initial emission testing and has demonstrated compliance with all permitted emission limits.  The air permit allows us to operate our Facility within certain requirements detailed in that permit. The Air Permit for operations also requires annual emission testing to demonstrate compliance and is required to be renewed every five years.

In order to meet emission limits in permits issued under PSD, we have accepted operational limitations on the total amount of natural gas we can consume on a twelve month rolling average.  This is required in order to stay below the threshold limits for a major source modification under PSD.

We are required to collect and keep information outlining our annual pollution emissions.  Every year we must provide an account of the actual pollution generated by the Facility to the EPA and IDNR in order to demonstrate compliance with permitted air pollution limits and to calculate our Air Permit fee for operating.  The emissions calculated are the basis for the Air Permit fees, discussed above.

New Source Performance Standards

The Facility is subject to the EPA’s New Source Performance Standards (“NSPS”) for both its grain and distillation processes as well as the storage of volatile organic compounds used in the denaturing process. Duties imposed by the NSPS include initial notification, emission limits, compliance and monitoring requirements and recordkeeping requirements.

Hazardous Waste

Based on the small amount of hazardous waste generated, the facility is classified as a “Conditionally Exempt Small Quantity Generator” of hazardous waste, the smallest category of a facility that generates hazardous waste.
The facility manages the collection, transport and disposal of the hazardous waste generated.  The source of the hazardous waste is the quality assurance lab.

Endangered Species

We have received direction from the United States Fish and Wildlife Service (“USFWS”) and IDNR to reduce any potential impact on certain endangered species, and accordingly restrict rail line maintenance and or service activities to certain times of the year.

Rail Line Matters

The Facility’s railroad line is a dedicated, controlled access line, which only serves the Facility.  As a result, we believe the line should be considered an exempt “industry lead track” or “spur track” under applicable rail transportation regulations.  The United State Surface Transportation Board (“STB”), which regulates the construction of new railroad lines, has not required any environmental assessment of the site.

Waste Water Discharge Permit

We use water to cool our closed circuit systems in the Facility and we generate reverse osmosis blowdown water.  In order to maintain a high quality of water for the cooling system, the water is continuously replaced with make-up water.  As a result, our Facility discharges non-contact cooling water from the cooling towers.  We received a Wastewater Discharge Permit from IDNR to discharge non-contact water into the Missouri River.  Under the Wastewater Discharge Permit, we are required to periodically test and report our discharge activity to the IDNR.

Storm Water Discharge Permit

We have obtained the required Storm Water Discharge Permit (“SWDP”) from the IDNR. This permit required preparation of a Storm Water Pollution Prevention Plan (“SWPPP”), which outlines various measures we plan to implement to prevent storm water pollution during plant operations.

High Capacity Well Permit

The Facility does not use municipal water, gray sewage treatment water, or Missouri river water.  We received a High Capacity Well Permit from Pottawattamie County, Iowa, authorizing us to drill three high capacity wells to meet our water needs.  This permit allows us to draw to 2,000,000 gallons of water a day through these wells, though the Facility requires only 1,000,000 gallons of water daily.  The three wells have been tested and commissioned and are operating at expected levels.

Top Screen Analysis

The Department of Homeland Security (“DHS”) requires any facility that possesses certain chemicals above a threshold to submit a Top Screen Analysis.  We do possess chemicals subject to the Top Screen Analysis requirement and are required to complete the Top Screen Analysis on an on-going basis.  The Top Screen Analysis requires us to provide information such as the chemicals we store on-site, where the chemicals are stored, and the risks associated with such chemicals.  DHS requires us to complete the Top Screen Analysis within 60 days of receiving any listed chemicals.

On-Going Activities and Reporting

We are required to provide emergency response groups with a Tier II Initial Reporting, containing a listing of the hazardous chemicals stored on-site, within 90 days of commencing operations. The initial reporting has been completed.  The Tier II Initial Report is used to provide local emergency response and fire department officials with a list of the hazardous materials we store on site.  Thereafter, we will provide theses groups with annual Tier II reports of the hazardous materials we store on site, officials of such hazardous substances. We have purchased a reporting package from ICM to complete the required reporting.

We are also required to submit Form R, a Toxic Release Inventory report, to the EPA.  Form R is required for facilities processing or using certain listed chemicals above a regulated quantity.  Our annual form R will include documentation of our release of those certain chemicals into the environment within the previous year.  Every five years we will be required to submit a Form U Report under the Toxic Substances Control Act (“TSCA”) to the EPA.  In the Form U, we are required to report on manufacturing thresholds that were exceeded for any of the chemicals listed in the TSCA during the reporting period.  Under the Emergency Planning and Right to Know Act, we are required to report our receipt of certain regulated chemicals to community and state officials within 60 days.  This act requires local emergency planning communities to prepare a comprehensive emergency response plan. The local emergency planning agencies have been notified and are collaborating with us to complete a comprehensive ERS (Emergency Response System), a network of chains of contacts in the event of an emergency to provide an orderly and systematic response to the given situation.

Nuisance

Ethanol production has been known to produce an odor to which surrounding residents could object.  Ethanol production may also increase dust in the area due to operations and the transportation of grain to the Facility and ethanol and distillers grains from the Facility.  Such activities may subject us to nuisance, trespass, or similar claims by employees or property owners or residents in the vicinity of the Facility.  To help minimize the risk of nuisance claims based on odors related to the production of ethanol and its co-products, and as required by the EPS PSD BACT determination discussed previously, we have installed reverse thermal oxidizers and flare technology in the Facility.  We are not currently involved in any litigation involving nuisance claims.

Operational Safety Regulations

We are also subject to federal and state laws regarding operational safety.  Safety is a top priority for the Facility and we are a member of the ERI (Ethanol Risk and Insurance Solutions, which offers a service of conducting risk assessments and facility safety audits aimed at improving the overall safety and risk of the Facility) safety group which provides quarterly inspections of the Facility and information on various Occupational Safety and Health Administration (“OSHA”) programs.  We also focus daily attention to safety by conducting job hazards analysis and developing standard operating procedures.  We employ a full time safety, health and environmental manager to ensure compliance with various programs and to facilitate training for our employees and contract personnel.  Nonetheless, the risks of compliance costs and liabilities are inherent in any large-scale manufacturing process.

Item 1A.                      Risk Factors.

The following risks, together with additional risks and uncertainties not currently known to us or that we currently deem immaterial, could impair our financial condition and results of operation.

Risks Associated With Our Capital Structure

Our Units have no public trading market and are subject to significant transfer restrictions which could make it difficult to sell Units and could reduce the value of the Units.

We do not expect an active trading market for our limited liability company interests, or “Units,” to develop. To maintain our partnership tax status, our Units may not be publicly traded.  Within applicable tax regulations, we may utilize a qualified matching service (“QMS”) to provide a limited market to our Members, but we will not apply for listing of the Units on any stock exchange.  Finally, applicable securities laws may restrict the transfer of our Units.  As a result, while a limited market for our Units may develop through the QMS, Members may not sell Units readily, and use of the QMS is subject to a variety of conditions and limitations.  The transfer of our Units is also restricted by our Third Amended and Restated Operating Agreement dated July 17, 2009 (the “Operating Agreement”) unless the Board of Directors (the “Board” or “Board of Directors”) approves such a transfer. Furthermore, the Board will not approve transfer requests which would cause the Company to be characterized as a publicly traded partnership under the regulations adopted under the Internal Revenue Code of 1986, as amended (the “Code”).  The value of our Units will likely be lower because they are illiquid. Members are required to bear the economic risks associated with an investment in us for an indefinite period of time.

Members may not receive cash distributions which could result in an investor receiving little or no return on his or her investment.

Distributions are payable at the sole discretion of our Board, subject to the provisions of the Iowa Limited Liability Company Act (the “Act”), our Operating Agreement and our loan agreements.  Cash distributions are not assured, and we may never be in a financial position to make distributions.  Our Board may elect to retain future profits to provide operational financing for the Facility, debt retirement and possible plant expansion.  In addition, our loan agreements restrict our ability to make distributions.  This means that Members may receive little or no return on their investment and may be unable to liquidate their investment due to transfer restrictions and lack of a public trading market.  This could result in the loss of a Member’s entire investment.

Our Units are subordinate to our debts and other liabilities, resulting in a greater risk of loss for investors.

The Units are unsecured equity interests and are subordinate in right of payment to all our current and future debt as discussed elsewhere in this report.  In the event of our insolvency, liquidation dissolution or other winding up of our affairs, all of our debts, including winding-up expenses, must be paid in full before any payment is made to the holders of the Units.  In the event of our bankruptcy, liquidation, or reorganization, all Units will be paid ratably with all of our other equity holders as provided under the Operating Agreement, and there is no assurance that there would be any remaining funds after the payment of all our debts for any distribution to Members.  In addition, it is possible that in order to refinance our debt, or for capital needs, we may have to issue additional equity interests in the Company having preferential treatment in the event we liquidated or reorganized.

Our failure to comply with our loan covenants could require us to abandon our business.

Our indebtedness, including the indebtedness under the Credit Agreement, the Holdings Revolving Note and the Convertible Debt, increases the risk that we will not be able to operate profitably because we will need to make principal and interest payments on the indebtedness.  Debt financing also exposes our Members to the risk that their entire investment could be lost in the event of a default on the indebtedness and a foreclosure and sale of the Facility and its assets for an amount that is less than the outstanding debt.  Our ability to obtain additional debt financing, if required, will be subject to approval of our lending group, which may not be granted, the interest rates and the credit environment as well as general economic factors and other factors over which we have no control.

Our debt service requirements and restrictive loan covenants limit our ability to borrow more money, make cash distributions to our Members and engage in other activities.

Under the Credit Agreement, the Bridge Loan, the Term Note and Revolving Note, (the “Current Loans”) we have made certain customary representations and we are subject to customary affirmative and negative covenants, including restrictions on our ability to incur additional debt that is not subordinated, create additional liens, transfer or dispose of assets, make distributions, make capital expenditures, consolidate, dissolve or merge, and customary events of default (including payment defaults, covenant defaults, cross defaults, construction related defaults and bankruptcy defaults).  The Current Loans also contain financial covenants including a maximum revolving credit availability based on the borrowing base, minimum working capital amount, minimum tangible net worth, and a minimum fixed charge coverage ratio.  Our obligations to repay principal and interest on the Current Loans make us vulnerable to economic or market downturns.  If we are unable to service our debt, we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our Members’ interests. If we default on any covenant, the Lenders, the Bridge Lender, Bunge, or Holdings (or any subsequent lender) could make the entire debt, once incurred, immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. These events could cause us to cease operations.

Risks Associated With Operations

We are dependent on MidAm for our steam supply and any failure by it may result in a decrease in our profits or our inability to operate, which may decrease the value of Units or Members’ investment return.

Under the Steam Contract, MidAm provides us with steam to operate our Facility until January 1, 2019.  We expect to face periodic interruptions in our steam supply under the Steam Contract.  For this reason, we installed boilers at the Facility to provide a backup natural gas energy source.  We also have entered into a natural gas supply agreement with Constellation Energy for our long term natural gas needs, but this does not assure availability at all times.  In addition, our current environmental permits limit the annual amount of natural gas that we may use in operating our gas-fired boiler.

As with natural gas and other energy sources, our steam supply can be subject to immediate interruption by weather, strikes, transportation, and production problems that can cause supply interruptions or shortages.  While we anticipate utilizing natural gas as a temporary heat source under MidAm’s plant outages, an extended interruption in the supply of both steam and natural gas backup could cause us to halt or discontinue our production of ethanol, which would damage our ability to generate revenues.  A decrease in our revenues may lead to a decrease in the value of Units or Members’ investment return.

We may not be able to protect ourselves from an increase in the price of steam which may result in a decrease in profits, causing a decrease in the value of our Units and Members’ investment return.

We are significantly dependent on the price of steam.  The Steam Contract sets the price of steam until January 1, 2012 and provides for price increases annually thereafter.  The price increases are based upon market forces over which we have no control.  The Steam Contract will protect us from extreme price changes for the term of the agreement, but upon the expiration of the Steam Contract, there is no assurance that we will be able to enter into a similar agreement.  Although coal prices and supplies have historically been more stable than many other forms of energy, this may not be taken into consideration when we are negotiating a new steam contract.  If higher steam prices are sustained for some time, such pricing may reduce our profitability due to higher operating costs.  This may cause a decrease in the value of our Units and Members’ investment returns.

Any site near a major waterway system presents potential for flooding risk.

While our site is located in an area designated as above the 100-year flood plain, it does exist within an area at risk of a 500-year flood.  Even though our site is protected by levee systems, its existence next to a major river and major creeks present a risk that flooding could occur at some point in the future.  We have procured flood insurance as a means of risk mitigation; however, there is a chance that such insurance will not cover certain costs in excess of our insurance associated with flood damage or loss of income, during a flood period.  Our current insurance may not be adequate to cover the losses that could be incurred in a flood of a 500-year magnitude.  Accordingly, floods could have a material adverse impact upon Unit value.

We may experience delays or disruption in the operation of our rail line and loop track, which may lead to decreased revenues.

We have entered into the Track Agreement to service our track and railroad cars, which we will be highly dependent on.  There may be times when we have to slow production at our ethanol plant due to our inability to ship all of the ethanol and distillers grains we produce.  If we cannot operate our plant at full capacity, we may experience decreased revenues which may affect the profitability of the Facility.

Our operating costs could increase, which could reduce our profits or create losses, which could decrease the value of Units or Members’ investment return.

We could experience cost increases associated with the operation of the Facility caused by a variety of factors, many of which are beyond our control. Corn prices are volatile and labor costs could increase over time, particularly if there is a shortage of persons with the skills necessary to operate the Facility. The adequacy and cost of electricity, steam and natural gas utilities could also affect our operating costs. Changes in price, operation and availability of truck and rail transportation may affect our profitability with respect to the transportation of ethanol and distillers grains to our customers.  In addition, the operation of the Facility is subject to ongoing compliance with all applicable governmental regulations, such as those governing pollution control, ethanol production, grain purchasing and other matters. If any of these regulations were to change, it could cost us significantly more to comply with them.  We will be subject to all of these regulations whether or not the operation of the Facility is profitable.

If we cannot retain competent personnel, we may not be able to operate profitably, which could decrease the value of Units or Members’ investment return.

Though we believe we have employed capable management to date, we provide no assurance that we can manage the Facility effectively or properly staff our operations going forward.

Our lack of business diversification could result in the devaluation of our Units if our revenues from our primary products decrease.

Our business consists solely of ethanol and distillers grains production and sales.  We have no other lines of business or other sources of revenue.  Our lack of business diversification could cause Members to lose all or some of their investment if we are unable to generate a profit by the production and sales of ethanol and distillers grains since we do not expect to have any other lines of business or alternative revenue sources.

We have a history of losses and may not ever operate profitably.

From our inception on March 28, 2005 through September 30, 2010, we incurred an accumulated net loss of approximately $25,043,088.  There is no assurance that we will be able to operate profitably.

An investment in our Units may decline in value due to decisions made by our Board and Members’ only recourse is to replace our Directors, which could take several years.

Our Board may make poor decisions regarding actions of the Company, which may cause a decrease in the value of Units.  Our Operating Agreement provides that each member of the Board serves a four year term, and in all cases until a successor is elected and qualified.  Holders of Series A Units (the “Series A Members”) have the right to elect the balance of the directors not elected by the holders of Series B, Series C Members, (or Series U Members, if we issue such Units) (presently the Series A Members may elect four Directors); however, the terms of the directorships elected by the Series A Members are staggered such that only one Series A Director may be elected each year.  Staggering the terms of the Series A Directors, in addition to the rights of Bunge (the “Series B Member”) and ICM (the “Series C Member”) to elect certain directorships, including Bunge or Holdings’s rights to elect directorships in the event it is issued additional Units, means that Series A Members could only change the control of the Company through electing all four Series A Directors, which would take four years.  If the Facility suffers due to lack of financing or the Board makes poor decisions, the Series A Members’ only recourse is to replace the Series A directors through elections at four successive annual meetings or an amendment to our Operating Agreement, which may be difficult to accomplish.

Our Operating Agreement contains restrictions on Members’ rights to participate in corporate governance of our affairs, which limits their ability to influence management decisions.

Our Operating Agreement provides that a Member or Members owning at least 30 percent of the outstanding Units may call a special meeting of the Members.  This may make it difficult for Members to propose changes to our Operating Agreement without support from our Board of Directors.  Our directors are elected by holders of the three outstanding Series of Units.

Our directors have other business and management responsibilities which may cause conflicts of interest in the allocation of their time and services to the Company.

Since we are managed both by our officers and to some extent by the Board, the devotion of the directors’ time to the project is critical.  However, the directors have other management responsibilities and business interests apart from our project.  Most particularly, our directors who were nominated by Bunge and ICM have duties and responsibilities to those companies which may conflict with our interests.  As a result, our directors may experience conflicts of interest in allocating their time and services between us and their other business responsibilities.  No formal procedures have been established to address or resolve these conflicts of interest.

We may have conflicting financial interests with Bunge and ICM which could cause them to put their financial interests ahead of ours.

ICM and Bunge advise our directors and have been, and are expected to be, involved in substantially all material aspects of our financing and operations.  We have entered into a number of material commercial arrangements with Bunge, as described elsewhere in this report.  Consequently, the terms and conditions of our agreements with ICM and Bunge have not been negotiated at arm’s length.  Therefore, these arrangements may not be as favorable to us as could have been if obtained from unaffiliated third parties.  Most of the cost of our project has been paid to ICM for the design and construction of the Facility.  In addition, because of the extensive roles that ICM and Bunge had, it may be difficult or impossible for us to enforce claims that we may have against ICM or Bunge.  Such conflicts of interest may reduce our profitability and the value of the Units and could result in reduced distributions to investors.

ICM, Bunge and Holdings and their respective affiliates may also have conflicts of interest because ICM, Bunge and Holdings and their respective employees or agents are involved as owners, creditors and in other capacities with other ethanol plants in the United States.  We cannot require ICM, Bunge or Holdings to devote their full time or attention to our activities.  As a result, ICM, Bunge and/or Holdings may have, or come to have, a conflict of interest in allocating personnel, materials and other resources to our Facility.

From time to time, our directors may serve in director or leadership roles with trade associations which could raise a conflict of interest.

A number of our directors have or continue to serve as directors of local and state agricultural trade organizations.  These organizations may adopt policies, or engage in political lobbying activities that are in opposition to, or that conflict with the Company’s business needs.  This may require such a director to abstain from votes or discussion on certain Company-related business matters.

Risks Associated With the Ethanol Industry

There have been increasing questions about the viability of ethanol producers.

We believe that the competition in the ethanol market may increase in the near term as the ethanol plants recently sold as part of bankruptcy proceedings return to production.  The Valero Energy Corporation recently purchased ten idle plants in special situations.  In addition, several of our competitors have filed to reorganize under federal bankruptcy laws as a result of margin pressure, inadequate liquidity and other considerations.

We compete with larger, better financed entities, which could negatively impact our ability to operate profitably.

There is significant competition among ethanol producers with numerous producers and privately-owned ethanol plants planned and operating throughout the Midwest and elsewhere in the United States.  Our business faces a competitive challenge from larger plants, from plants that can produce a wider range of products than we can, and from other plants similar to ours.  Large ethanol producers such as Abengoa Bioenergy Corp., Archer Daniels Midland, Cargill, Inc., Green Plains Renewable Energy, Inc., POET and Valero, among others, are capable of producing a significantly greater amount of ethanol than we produce.  Furthermore, ethanol from certain Central American or Caribbean countries is eligible for tariff reduction or elimination upon importation to the United States. Ethanol imported from these Caribbean Basin countries may be a less expensive alternative to domestically-produced ethanol.

This competition also means that the supply of domestically-produced ethanol is at an all-time high.  According to the Renewable Fuel Association as of September 7, 2010, there were 13.53 billion gallons of nameplate capacity installed in the U.S. of which 12.91 billion gallons of annual production capacity was in operations.  An additional 1.08 billion gallons were under construction or expansion.  Iowa alone is estimated to produce approximately 3.28 billion gallons of ethanol in 2010.  Excess capacity in the ethanol industry will have an adverse impact on our operations, cash flows and general financial conditions.  If the demand for ethanol does not grow at the same pace as increases in supply, the price of ethanol will likely decline.  If excess capacity in the ethanol industry continues, the market price of ethanol may continue to decline to levels that are inadequate to generate sufficient cash flow to cover our costs.  This could negatively impact our future profitability and decrease the value of our Units and Members’ investment return.

Changes in the supply, demand, production and price of corn could make it more expensive to produce ethanol, which could decrease our profits.

Our ethanol production requires substantial amounts of corn. A significant reduction in the quantity of corn harvested due to adverse weather conditions, farmer planting decisions, domestic and foreign government farm programs and policies, global demand and supply or other factors could result in increased corn costs which would increase our cost to produce ethanol.  Events that tend to negatively impact the supply of corn are likely to increase prices and affect our operating results.  The recent increase in corn prices over the past three months may result in lower profit margins in the long term for the production of ethanol, as market conditions generally do not allow us to pass along increased corn costs to our customers.  If the demand for corn  continues to drive corn prices significantly higher we may not be able to acquire the corn needed to continue operations.

The price of corn has fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide assurances that we will be able to offset any increase in the price of corn by increasing the price of our products.

Any reduction in the spread between ethanol and corn prices, whether as a result of further increase in corn price or an additional decrease in ethanol prices, may adversely affect our results of operations and financial conditions, leading to a decrease in the value of Units and Members’ investment return.

We have executed an output contract for the purchase of all of the ethanol we produce, which may result in lower revenues because of decreased marketing flexibility and inability to capitalize on temporary or regional price disparities, and could reduce the value of Units or Members’ investment return.

Bunge is the exclusive purchaser of our ethanol and markets our ethanol in national, regional and local markets. We do not plan to build our own sales force or sales organization to support the sale of ethanol.  As a result, we are dependent on Bunge to sell our principal product.  When there are temporary or regional disparities in ethanol market prices, it could be more financially advantageous to have the flexibility to sell ethanol ourselves through our own sales force.  We have decided not to pursue this route.  Our strategy could result in lower revenues and reduce the value of Units if Bunge does not perform as we plan.

Low ethanol prices and low gasoline prices could reduce our profitability.

Prices for ethanol products can vary significantly over time and decreases in price levels could adversely affect our profitability and viability.  The price for ethanol has some relation to the price for oil and gasoline. The price of ethanol tends to increase as the price of gasoline increases, and the price of ethanol tends to decrease as the price of gasoline decreases, although this may not always be the case.  Any lowering of gasoline prices will likely also lead to lower prices for ethanol and adversely affect our operating results.  Further increased production of ethanol may lead to lower prices.  Any downward change in the price of ethanol may decrease our prospects for profitability and thus the value of our Units and Members’ investment return.

There is scientific disagreement about the wisdom of policies encouraging ethanol production, which could result in changes in governmental policies concerning ethanol and reduce our profitability.

Some studies have challenged whether ethanol is an appropriate source of fuel and fuel additives, because of concerns about energy efficiency, potential health effects, cost and impact on air quality. Federal energy policy, as set forth in the 2005 Act and the 2007 Act, supports ethanol production.  If a scientific consensus develops that ethanol production does not enhance our overall energy policy, our ability to produce and market ethanol could be materially and adversely affected.  In the spring of 2009, the EPA issued a proposed rule that required ethanol and biodiesel producers meet higher greenhouse gas emission standards than those for petroleum-based fuels because of the potential for increased GHG emissions from land clearing for increased corn and soybean plantings in the U.S and other countries.  If this proposed rule were implemented today, it could impose significant cost on our operations.

Hedging transactions, which, are intended to stabilize our corn costs, also involve risks and costs that could reduce our profitability.

In an attempt to minimize the effects of the volatility of corn costs on operating profits, we take hedging positions in corn futures markets, provided we have sufficient working capital.  Hedging means protecting the price at which we buy corn and the price at which we will sell our products in the future.  It is a way to attempt to reduce the risk caused by price fluctuation.  The effectiveness of hedging activities is dependent upon, among other things, the cost of corn and our ability to sell sufficient amounts of ethanol and distillers grains to utilize all of the corn subject to the futures contracts.  Hedging activities result in costs such as brokers’ commissions and other transaction costs.

Ethanol production is energy intensive and interruptions in our supply of energy, or volatility in energy prices, could have a material adverse impact on our business.

Ethanol production requires a constant and consistent supply of energy.  If our production is halted for any extended period of time, it will have a material adverse effect on our business.  If we were to suffer interruptions in our energy supply, our business would be harmed.  We have entered into the Steam Contract for our primary energy source.  We also are able to operate at full capacity using natural gas-fired boilers, which mitigates the risk of disruption in steam supply.  However, the amount of natural gas we are permitted to use for this purpose is currently limited and the price of natural gas may be significantly higher than our steam price.  In addition, natural gas and electricity prices have historically fluctuated significantly. Increases in the price of steam, natural gas or electricity would harm our business by increasing our energy costs.  The prices which we will be required to pay for these energy sources will have a direct impact on our costs of producing ethanol and our financial results.

Our ability to successfully operate depends on the availability of water.

To produce ethanol, we need a significant supply of water, and water supply and quality are important requirements to operate an ethanol plant.  Our water requirements are supplied by our wells, but there are no assurances that we will continue to have a sufficient supply of water to sustain the Facility in the future, or that we can obtain the necessary permits to obtain water directly from the Missouri River as an alternative to our wells.  As a result, our ability to make a profit may decline.

New environmental laws could significantly impact our profitability.  We have no current plan to sell the raw carbon dioxide we produce to a third party processor resulting in the loss of a potential source of revenue.

Congress has proposed a cap and trade program to reduce greenhouse gas emissions.  The gases covered under the legislation include carbon dioxide, methane, nitrous oxide, sulfur hexafluoride, hydroflourocarbons (HFCs) emitted as a byproduct, perfluorcarbons, and nitrogen triflouride.  The bill requires a reduction in emissions from 17% below 2005 levels by 2020 and 83% percent below 2005 levels by 2050.  If passed, these additional emission containment measures could be a prohibitive capital expenditure to us.

Changes and advances in ethanol production technology could require us to incur costs to update our Facility or could otherwise hinder our ability to complete in the ethanol industry or operate profitably.

Advances and changes in the technology of ethanol production are expected to occur.  Such advances and changes may make the ethanol production technology installed in our plant less desirable or obsolete.  These advances could also allow our competitors to produce ethanol at a lower cost than us.  If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than our competitors, which could cause our plant to become uncompetitive or completely obsolete.  If our competitors develop, obtain or license technology that is superior to ours or that makes our technology obsolete, we may be required to incur significant costs to enhance or acquire new technology so that our ethanol production remains competitive.  Alternatively, we may be required to seek third-party licenses, which could also result in significant expenditures.  We cannot guarantee or assure that third-party licenses will be available or, once obtained, will continue to be available on commercially reasonable terms, if at all.  These costs could negatively impact our financial performance by increasing our operating costs and reducing our net income, all of which could reduce the value of Members’ investment.

Competition from the advancement of alternative fuels may decrease the demand for ethanol and negatively impact our profitability, which could reduce the value of Members’ investment.

Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development.  A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels.  Like ethanol, the emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns.  Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions.  Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to lower fuel costs, decrease dependence on crude oil and reduce harmful emissions.  If the fuel cell and hydrogen industries continue to expand and gain broad acceptance, and hydrogen becomes readily available to consumers for motor vehicle use, we may not be able to compete effectively.  This additional competition could reduce the demand for ethanol, which would negatively impact our profitability, causing a reduction in the value of Members’ investment.

Corn-based ethanol may compete with cellulose-based ethanol in the future, which could make it more difficult for us to produce ethanol on a cost-effective basis and could reduce the value of Members’ investment.

Most ethanol produced in the U.S. is currently produced from corn and other raw grains, such as milo or sorghum - especially in the Midwest.  The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste and energy crops.  This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas which are unable to grow corn.  If an efficient method of producing ethanol from cellulose-based biomass is developed, we may not be able to compete effectively.  It may not be practical or cost-effective to convert our Facility into a plant which will use cellulose-based biomass to produce ethanol.  If we are unable to produce ethanol as cost-effectively as cellulose-based producers, our ability to generate revenue will be negatively impacted and Members’ investment could lose value.

Depending on commodity prices, foreign producers may produce ethanol at a lower cost than we can, which may result in lower ethanol prices which would adversely affect our financial results.

There is a risk of foreign competition in the ethanol industry. Brazil is currently the second largest ethanol producer in the world. Brazil’s ethanol production is sugar-cane based, as opposed to corn based, and has historically been less expensive to produce. Other foreign producers may be able to produce ethanol at lower input costs, including costs of feedstock, facilities and personnel, than we can.

At present, there is a $0.54 per gallon tariff on foreign ethanol. However, this tariff might not be sufficient to deter overseas producers from importing ethanol into the domestic market, resulting in depressed ethanol prices. It is also important to note that the tariff on foreign ethanol is the subject of ongoing controversy and disagreement amongst lawmakers. Many lawmakers attribute increases in food prices to growth in the ethanol industry. They see foreign competition in ethanol production as a means of reducing food prices. Additionally, the tariff on ethanol is controversial internationally because critics contend that it diverts corn from export and impedes Latin American agricultural development.

Ethanol produced or processed in numerous countries in Central America and the Caribbean region is eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative. Large multinational companies have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol. As a result, our business faces a threat from imported ethanol either from Brazil, even with the import tariff, or from a Caribbean Basin source. While transportation and infrastructure constraints may temper the market impact throughout the United States, competition from imported ethanol may affect our ability to sell our ethanol profitably, which may have a material adverse effect on our operations, cash flows and financial position.

If significant additional foreign ethanol production capacity is created, such facilities could create excess supplies of ethanol on world markets, which may result in lower prices of ethanol throughout the world, including the United States. Such foreign competition is a risk to our business. Further, if the tariff on foreign ethanol is ever lifted, overturned, reduced, repealed or expires, our ability to profitably compete with low-cost international producers could be impaired. Any penetration of ethanol imports into the domestic market may have a material adverse effect on our operations, cash flows and financial position.

Risks Associated With Government Regulation and Subsidization

Federal regulations concerning tax incentives could expire or change, which could reduce our revenues.

The federal government presently encourages ethanol production by taxing it at a lower rate which indirectly benefits us.  Some states and cities provide additional incentives. The 2005 Act and the 2007 Act effectively mandated increases in the amount of annual ethanol consumption in the United States. The result is that the ethanol industry’s economic structure is highly dependent on governmental policies.  Although current policies are favorable factors, any major change in federal policy, including a decrease in ethanol production incentives, would have significant adverse effects on our proposed plan of operations and might make it impossible for us to continue in the ethanol business.

Federal regulations provide the VEETC expires on December 31, 2010.

The VEETC program allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax credit for each gallon of ethanol they blend. The federal Transportation Efficiency Act of the 21st Century, or TEA-21, extended the ethanol tax credit first passed in 1979 through 2007. The American Jobs Creation Act of 2004 extended the subsidy again thru the end of calendar year 2010 by allowing distributors to take a $0.51 excise tax credit for each gallon of ethanol they blend. Under the Food, Conservation and Energy Act of 2008, the tax credit was reduced to $0.45 per gallon for 2009 and thereafter. We cannot give assurance that the tax incentives will be renewed prior to their expiration on December 31, 2010 or, if renewed, on what terms they will be renewed. Legislation has been introduced in Congress to extend the VEETC at a reduced level, however, the final outcome remains unclear.

Nebraska state producer incentives are unavailable to us, which places us at a competitive disadvantage.

Neighboring states such as Nebraska have historically provided incentives to ethanol producers, and may do so in the future.  Presently, we do not qualify for any state-granted incentives.  To the extent that neighboring states provide economic incentives to our competitors, our ability to effectively compete with such recipients will be reduced.

We are subject to extensive environmental regulation and operational safety regulations that impact our expenses and could reduce our profitability.

Ethanol production involves the emission of various airborne pollutants, including particulate matters, carbon monoxide, oxides of nitrogen, volatile organic compounds and sulfur dioxide. We are subject to regulations on emissions from the EPA and the IDNR. The EPA’s and IDNR’s environmental regulations are subject to change and often such changes are not favorable to industry.  Consequently, even if we have the proper permits now, we may be required to invest or spend considerable resources to comply with future environmental regulations.

Our failure to comply or the need to respond to threatened actions involving environmental laws and regulations may adversely affect our business, operating results or financial condition. We must follow procedures for the proper handling, storage, and transportation of finished products and materials used in the production process and for the disposal of waste products.  In addition, state or local requirements also restrict our production and distribution operations. We could incur significant costs to comply with applicable laws and regulations.  Changes to current environmental rules for the protection of the environment may require us to incur additional expenditures for equipment or processes.

We could be subject to environmental nuisance or related claims by employees, property owners or residents near the Facility arising from air or water discharges.  Ethanol production has been known to produce an odor to which surrounding residents could object.  We believe our plant design mitigates most odor objections.  However, if odors become a problem, we may be subject to fines and could be forced to take costly curative measures.  Environmental litigation or increased environmental compliance costs could significantly increase our operating costs.

We are subject to federal and state laws regarding operational safety.  Risks of substantial compliance costs and liabilities are inherent in ethanol production.  Costs and liabilities related to worker safety may be incurred.  Possible future developments-including stricter safety laws for workers or others, regulations and enforcement policies and claims for personal or property damages resulting from our operation could result in substantial costs and liabilities that could reduce the amount of cash that we would otherwise have to distribute to Members or use to further enhance our business.

Carbon dioxide may be regulated by the EPA in the future as an air pollutant, requiring us to obtain additional permits and install additional environmental mitigation equipment, which may adversely affect our financial performance.

Our Facility emits carbon dioxide as a by-product of the ethanol production process.  The United States Supreme Court has classified carbon dioxide as an air pollutant under the Clean Air Act in a case seeking to require the EPA to regulate carbon dioxide in vehicle emissions.  Similar lawsuits have been filed seeking to require the EPA to regulate carbon dioxide emissions from stationary sources such as our ethanol plant under the Clean Air Act.  While there are currently no regulations applicable to us concerning carbon dioxide, if Iowa or the federal government, or any appropriate agency, decides to regulate carbon dioxide emissions by plants such as ours, we may have to apply for additional permits or we may be required to install carbon dioxide mitigation equipment or take other steps unknown to us at this time in order to comply with such law or regulation.  Compliance with future regulation of carbon dioxide, if it occurs, could be costly and may prevent us from operating the Facility profitably, which may decrease the value of our Units and Members’ investment return.

Our site borders nesting areas used by endangered bird species, which could impact our ability to successfully maintain or renew operating permits.  The presence of these species, or future shifts in its nesting areas, could adversely impact future operating performance.

The Piping Plover (Charadrius melodus) and Least Tern (Sterna antillarum) use the fly ash ponds of the existing MidAm power plant for their nesting grounds.  The birds are listed on the state and federal threatened and endangered species lists.  The IDNR determined that our rail operation, within specified but acceptable limits, does not interfere with the birds’ nesting patterns and behaviors.  However, it was necessary for us to modify our construction schedules, plant site design and track maintenance schedule to accommodate the birds’ patterns.  We cannot foresee or predict the birds’ future behaviors or status.  As such, we cannot say with certainty that endangered species related issues will not arise in the future that could negatively effect the plant’s operations, or the valuation of Units.

We may encounter or discover unforeseen environmental contaminants at our site.

We completed a Phase One environmental survey to determine the presence of hazardous waste on the Facility site.  While we believe the historical use of our site has primarily been bare farmland, a Phase Two environmental study (to test for the presence of any contaminants that may have permeated the ground water or leached into the soil as a consequence of any prior disposal or improper storage by prior occupants or neighboring businesses) was performed and updated in connection with the closing of our 2006 equity offering.  In the future, should such contaminants or hazards be discovered, we may be unable to utilize the Facility site as we intend or we may incur costs for cleanup.

Risks Related to Tax Issues in a Limited Liability Company

MEMBERS SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE IMPACT THAT THEIR OWNERSHIP IN US MAY HAVE ON THEIR FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO OWNERSHIP OF UNITS.

IRS classification of us as a corporation rather than as a partnership would result in higher taxation and reduced profits, which could reduce the value of an investment in us.

We are an Iowa limited liability company that has elected to be taxed as a partnership for federal and state income tax purposes, with income, gain, loss, deduction and credit passed through to our Members. However, if for any reason the Internal Revenue Service (“IRS”) would successfully determine that we should be taxed as a corporation rather than as a partnership, we would be taxed on our net income at rates of up to 35 percent for federal income tax purposes, and all items of our income, gain, loss, deduction and credit would be reflected only on our tax returns and would not be passed through to our Members. If we were to be taxed as a corporation for any reason, distributions we make to our Members will be created as ordinary dividend income to the extent of our earnings and profits, and the payment of dividends would not be deductible by us, thus resulting in double taxation of our earnings and profits. If we pay taxes as a corporation, we will have less cash to distribute to our Members.

The IRS may classify an investment in us as passive activity income, resulting in a Member’s inability to deduct losses associated with an investment in us.

It is likely that the IRS will classify an interest in us as a passive activity. If a Member is either an individual or a closely held corporation, and if a Member’s interest is deemed to be “passive activity,” then such Member’s allocated share of any loss we incur will be deductible only against income or gains such Member has earned from other passive activities. Passive activity losses that are disallowed in any taxable year are suspended and may be carried forward and used as an offset against passive activity income in future years. These rules could restrict a Member’s ability to currently deduct any of our losses that are passed through.

Income allocations assigned to Units may result in taxable income in excess of cash distributions, which means a Member may have to pay income tax on our Units with personal funds.

Members will pay tax on their allocated shares of our taxable income. Members may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions we may make to the Members. Among other things, this result might occur due to accounting methodology, lending covenants imposed by our current loans that restrict our ability to pay cash distributions, or our decision to retain the cash generated by the business to fund our operating activities and obligations. Accordingly, Members may be required to pay some or all of the income tax on their allocated shares of our taxable income with personal funds.

An IRS audit could result in adjustments to our allocations of income, gain, loss and deduction causing additional tax liability to our Members.

The IRS may audit our income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to Members.  If the IRS were successful in challenging our allocations in a manner that reduces loss or increases income allocable to Members, Members may have additional tax liabilities.  In addition, such an audit could lead to separate audits of Members’ tax returns, especially if adjustments are required, which could result in adjustments on Members’ tax returns.  Any of these events could result in additional tax liabilities, penalties and interest to Members, and the cost of filing amended tax returns.

Item 2.	Properties.

We own the Facility site located near Council Bluffs, Iowa, which consists of three parcels totaling 200 acres.  This property is encumbered under the mortgage agreement with Lenders.  We lease a building on the Facility site to an unrelated third party, and lease 55.202 acres on the south end of the property to an unrelated third party for farming.  In December 2008, we entered into a lease agreement with Bunge for the lease of property in Council Bluffs, Iowa.  The property contains a storage bin that we use for storing grain to be used at the Facility.  The initial term of the lease was one year, and continues to be extended for additional one-year terms upon mutual agreement.

Item 3.	Legal Proceedings.

There are no items to report.

Item 4.	(Removed and Reserved).

PART II

Item 5.	Market for Registrant’s Common Equity, Related Member Matters, and Issuer Purchases of Equity Securities.

As of September 30, 2010, the Company had (i) 8,805 Series A Units issued and outstanding held by 774 persons, (ii) 3,334 Series B Units issued and outstanding held by Bunge, and (iii) 1,000 Series C Units issued and outstanding held by ICM.  The Company does not have any established trading market for its Units, nor is one contemplated.  To date, the Company has made no distribution to its Members, and it cannot be certain when it will be able to make distributions.  Further, our ability to make distributions will be restricted under the terms of the Credit Agreement.

Item 6.	Selected Financial Data.

Not applicable.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Overview, Status and Recent Developments

Results of Operations

The following table shows our results of operations, stated as a percentage of revenue for Fiscal Year 2010 and 2009.  Because we did not begin operating the Facility until mid-February 2009, Fiscal year 2009 represents approximately 6 months of operations.

	Year Ended September 30, 2010 (unaudited)			Year Ended September 30, 2009 (1) (unaudited)
	Amounts	% of Revenues	Gallons Average Price(2)	Amounts	% of Revenues	Gallons Average Price(2)
Income Statement Data
Revenues	$207,833,200	100%	$1.87	$99,986,005	100%	$1.82
Cost of Goods Sold	203,072,102	98%	1.83	102,171,339	102%	1.86
Gross Margin	4,761,098	2%	0.04	(2,185,334)	(2%)	(0.04)
Selling, General and Administrative Expenses	4,540,205	2%	0.04	5,505,160	5%	0.10
Other (Expense)	(9,172,255)	(4%)	(0.08)	(4,984,482)	(5%)	(0.09)
Net Loss	$(8,951,362)	(4%)	$(0.08)	$(12,674,976)	(12%)	$(0.23)

(1)
Because we did not begin operations of the Facility until mid-February and we were operating at a reduced capacity of approximately 84% during this period, the losses that we incurred are not indicative of any losses or profits that we might achieve when the plant is running at full capacity

(2)	Includes ethanol and distillers grains converted to gallons

Revenues

Our revenue from operations is derived from two primary sources: sales of ethanol and distillers grains.  The following chart displays statistical information regarding our revenues. The increase in revenue from Fiscal 2010 to Fiscal 2009 was due to the average price per gallon increasing by approximately $0.07 with 55.96 million additional gallons being produced between the two years and was a decrease in the DDG average price per ton of approximately $3 with 145,623 additional tons being produced between the two years.

	Year Ended September 30, 2010 (Unaudited)			Year Ended September 30, 2009 (Unaudited)
	Gallons/Tons Sold	% of Revenues	Gallons/Tons Average Price	Gallons/Tons Sold	% of Revenues	Gallons/Tons Average Price
Statistical Revenue Information
Denatured Ethanol	110,764,875	84%	$1.58	54,802,808	83%	$1.51

Dry Distiller’s Grains	302,223	16%	$103	156,600	17%	$106

Cost of Goods Sold

Our cost of goods sold as a percentage of our revenues was 98% and 102% for Fiscal 2010 and  2009, respectively.  Upon commencing operations, our two primary costs of producing ethanol and distillers grains are corn and energy, with steam as our primary energy source and to a lesser extent, natural gas.   Cost of goods sold also includes net gains or losses from derivatives and hedging relating to corn. During Fiscal Year 2010 and 2009, our average price of corn ground was approximately $3.55 and $3.69 per bushel and our average steam and natural gas energy cost was $4.76 and $5.57 per MMBTU, respectively.  Because we did not operate at 100% capacity during Fiscal 2009, our fixed costs per gallon of production were higher than they are anticipated to be in the future.  Our cost of goods sold increase from Fiscal 2009 to Fiscal 2010 was due to the additional corn and energy purchased to produce the additional 55.96 million gallons of ethanol sold.

General & Administrative Expense

Our general and administrative expenses as a percentage of revenues were 2% and 5% for Fiscal 2010 and 2009, respectively.  Operating expenses include salaries and benefits of administrative employees, professional fees and other general administrative costs.  Our selling, general and administrative expenses for Fiscal 2010 were $4,540,205, as compared to $5,505,160 for the year ended September 30, 2009.  The decrease in selling, general, and administrative expenses from 2009 to 2010 is due to a reduction in professional fees.  We expect our operating expenses to remain flat to slightly decreasing during the first two quarters of Fiscal 2011.

Other (Expense)

Our other expenses for Fiscal 2010 and 2009 were approximately 4% and 5% of our revenues.  Our other expenses for the years ended September 30, 2010 and 2009 were $9,172,255 and $4,984,482, respectively.  The majority of this increase in expenses was a result of expensing interest as compared to the capitalization of our construction loan interest in our project costs in prior periods when in the development stage. Prior to beginning operations in the second quarter of Fiscal 2009, we recognized an expense that includes realized and unrealized losses on derivative instruments of $657,000.

Net (Loss)

Our net losses from operations for the years ended September 30, 2010 and 2009 were approximately 4% and 12% of our revenues, respectively.  Our net loss for Fiscal 2010 was primarily the result of fixed costs, and interest expense.  Our net loss for Fiscal 2009 was primarily the result of negative margins, fixed costs, interest expense and the startup of operations during the year.

Liquidity and Capital Resources

As of September 30, 2010, we have drawn $114,616,726 under our Credit Agreement.  We also agreed to pay, beginning at the end of the September 30, 2010 fiscal quarter, an amount equal to 65% of our Excess Cash Flow (as defined in the Credit Agreement), up to a total of $4,000,000 per year, and $16,000,000 over the term of the Credit Agreement.  Effective August 1, 2009, in addition to compliance with the borrowing base, we are subject to various covenants under the Credit Agreement.

Under our $15 million revolving line of credit with Agent (the “Revolving LOC”), we borrowed $9,250,000 as of September 30, 2009 and $10,273,245 as of September 30, 2010 and 2009, respectively, with an additional $5,750,000 and $1,426,755 available at September 30, 2010 and 2009, respectively.  A letter of credit issued in favor of our provider, MidAm, in the amount of $2,000,000 and a letter of credit in favor of the Iowa Department of Economic Development (corn oil tricanter purchase) in the amount of $300,000 reduces the availability under our Revolving LOC.  We are also relying on receipt of our accounts receivable to help fund operations.

Holdings extended to us the Holdings Note effective August 26, 2009 in the amount of approximately $27,107,000 and we subsequently amended and restated the Holdings Note, to increase the principal amount of such note to $29,220,130 (representing outstanding principal plus accrued interest through the most recent interest payment date).  Under the Holdings Note, we made certain standard representations and warranties.  In addition, in the Holdings Note, we covenanted that (i) we would not declare or pay any dividends or distributions on any membership interests in us, (ii) we will not amend our Articles of Organization or our Operating Agreement or enter into any other agreement or pass any resolution, which is inconsistent with the terms of the Holdings Note or which would otherwise limit or restrict the rights of Series U Units or other units available under or Operating Agreement and (iii) we will not sell or issue any membership interests in us after execution of the Holdings Note without giving at least thirty days prior written notice thereof.  As of the end of the most recent fiscal quarter we were in compliance with all covenants under the Holdings Note.

ICM extended the ICM Note to us effective June 17, 2010 in the amount of approximately $9,970,000.  Upon its issuance the ICM Note was used to satisfy our obligations to ICM for (i) its payment of the remaining balance due under the Bridge Loan and (ii) satisfaction of the amount due to ICM under Section 4(d) of the Series C Agreement (a fee to ICM for providing credit support for the Bridge Loan).  Under the ICM Note, we made certain standard representations and warranties.  In addition, in the ICM Note, we have covenanted that (i) we will not declare or pay any dividends or distributions on any membership interests in us, (ii) we will not amend our Articles of Organization or our Operating Agreement or enter into any other agreement or pass any resolution, which is inconsistent with the terms of the ICM Note or which would otherwise limit or restrict the rights of Series C Units or other units available under or Operating Agreement and (iii) we will not sell or issue any membership interests in us after execution of the ICM Note without giving ICM at least 30 days prior written notice thereof.  As of the end of the most recent fiscal quarter we were in compliance with all covenants under the ICM Note.

In addition, we entered into the Holdings Revolving Note providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings committed, subject to certain conditions, to advance up to $3,750,000 at our request under the Holdings Revolving Note, and amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  As of September 30, 2010 and 2009, we borrowed $0 and $2,000,000 under the Holdings Revolving Note, with an additional $3,750,000 and $1,750,000 available.  We are required to draw the maximum amount available under the Credit Agreement to pay any outstanding advances under the Holdings Revolving Note.  Interest will accrue at the rate of 7.5 % over six-month LIBOR.  Under the Holdings Revolving Note, we made certain standard representations and warranties.

As a result of our Revolving LOC, Convertible Debt and the Holdings Revolving Note, we have a significant amount of debt, and our existing debt financing agreements contain, and our future debt financing agreements may contain, restrictive covenants that limit distributions and impose restrictions on the operation of our business. The use of debt financing makes it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements. The level of our debt has important implications on our liquidity and capital resources, including, among other things: (i) limiting our ability to obtain additional debt or equity financing; (ii) making us vulnerable to increases in prevailing interest rates; (iii) placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors; (iv) subjecting all or substantially all of our assets to liens, which means that there may be no assets left for members in the event of a liquidation; and (v) limiting our ability to make business and operational decisions regarding our business, including, among other things, limiting our ability to pay dividends to our unit holders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

Because oil demand has decreased and ethanol spot prices have shown significant volatility since early 2010, we believe operating margins will be break-even to slightly negative over the next quarter.  We anticipate margins will remain under pressure for the foreseeable future as ethanol production increases as a result of mergers and acquisitions of troubled plants and commencement of a few remaining projects that are under construction, and the current oversupply of ethanol in the market.  In addition, cash flow from operations may not allow us to make our principal payments under the Credit Agreement. In that event, we would request AgStar to delay our principal payments.  If our principal payments are not delayed, we may be dependent upon our lines of credit to make these payments.  We may similarly use our line of credit to hedge corn, natural gas and ethanol.  The volatility in the commodities markets has resulted in wide swings in margins for ethanol production.

Primary Working Capital Needs

Cash (used in) operations for the years ended September 30, 2010 and 2009 was ($1,797,177) and ($16,930,190), respectively.   In 2009, Cash was used primarily to fund operational start-up expenses and for pre-operational and administrative expenses prior to commencing operations in February, 2009.  For the years ended September 30, 2010 and 2009, net cash (used in) investing activities was ($3,518,705) and ($31,008,259), respectively, primarily in 2010 for fixed asset additions and, in 2009, related to the final construction and start-up of our plant.  For the years ended September 30, 2010 and 2009, cash provided by financing activities was $1,293,342 and $48,836,139, respectively.   In 2010 and 2009, this cash was generated through loan proceeds.

Through September 30, 2010, we have incurred approximately $147,656,016 for construction services under our construction contract with ICM (“ICM Contract”), leaving approximately $0 of retainage.  During the next quarter, we estimate that we will require approximately $42,000,000 per quarter for our primary input of corn and $3,500,000 for our energy sources of steam and natural gas.  We currently have approximately $3,450,000 available under our Revolving LOCs to hedge commodity price fluctuations; in addition, we have up to $10,000,000 in revolving credit available under the Revolving Notes to support our working capital needs.  We cannot estimate the availability of funds for hedging in the future.

Trends and Uncertainties Impacting Ethanol Industry and Our Future Operations

Our operations are highly dependent on commodity prices, especially prices for corn, ethanol and distillers grains. As a result of price volatility for these commodities, our operating results may fluctuate substantially. The price and availability of corn are subject to significant fluctuations depending upon a number of factors that affect commodity prices in general, including crop conditions, weather, governmental programs and foreign purchases. We may experience increasing costs for corn and natural gas and decreasing prices for ethanol and distillers grains which could significantly impact our operating results. Because the market price of ethanol is not directly related to corn prices, ethanol producers are generally not able to compensate for increases in the cost of corn feedstock through adjustments in prices charged for ethanol.  We continue to monitor corn and ethanol prices and their effect on our longer-term profitability.

The price of corn has been volatile during the last two years. Since September, 2009, the Chicago Mercantile Exchange (“CME”) near-month corn price has increased $1.09 per bushel. As of October 15, 2010, the CME near-month corn price for October, 2010 was $5.63 per bushel. We believe the increase in corn prices was primarily due to farmers not wanting to deliver corn at the current low prices and the United States Department of Agriculture (“USDA”) corn acreage report that came out on June 30, 2010.  Increasing corn prices will negatively affect our costs of production, however, we also believe that higher corn prices may, depending on the prices of alternative crops, encourage farmers to plant more acres of corn in the coming years and possibly divert land in the Conservation Reserve Program to corn production. We believe an increase in land devoted to corn production could reduce the price of corn to some extent in the future.

The USDA has increased (as of November 9, 2010) the forecast of the amount of corn to be used for ethanol production during the current marketing year (2010-11).  The forecast, which estimates that a total of 4.8 billion bushels of corn will be used in the production of corn ethanol, is approximately 928 million bushels more than used in that category last year.  The USDA cited record ethanol use in October, 2010, continuing recovery in the production of gasoline blends with ethanol, and more favorable blender margins as reasons for the increase. In its November 9, 2010 update, the USDA decreased the projection of U.S. corn exports for the current marketing year by 149 million bushels, to 1.95 billion bushels.  This projection is 54 million bushels less than the projection of last fall and 645 million less than the record exports of 2007-08.

 The USDA report for crop year 2009 (the period of September, 2009 through August, 2010) has projected the season-average farm price of corn at $3.50 to $3.70 per bushel.  This compares with the 2007/08 record of $4.20 per bushel.  We feel that there will continue to be volatility in the corn market.

In the past, ethanol prices have tended to track the wholesale price of gasoline. Ethanol prices can vary from state to state at any given time. For the past two years as of July, 2010 according to ProExporter, the average U.S. ethanol price was $1.71 per gallon.  For the same time period, the average U.S. wholesale gasoline price was $2.07 per gallon.  During the first seven months of 2010, the average U.S. ethanol price was $1.54 per gallon. For the same time period, U.S. wholesale gasoline prices have averaged $2.14 per gallon, or approximately $.60 per gallon above ethanol prices.

The RFS

The Energy Improvement & Extension Act of 2008 (the “2008 Act”) included cellulosic ethanol supports applicable to corn-based ethanol and bolsters those contained in the 2007 Act.  Theses supports have impacted the ethanol industry by enhancing both the production and use of ethanol.  The 2008 Act modified the provisions of the 2005 Act that created the RFS. The EPA is responsible for revising and implementing regulations to ensure that transportation fuel sold in the United States contains a minimum volume of renewable fuel.   On February 3, 2010, the EPA implemented a regulation that requires 12.95 billion gallons of renewable fuel be sold or dispensed in 2010, increasing to 36 billion gallons by 2022.  This requirement does not apply solely to corn-based ethanol, but includes all forms of fuel created from feedstocks that qualify as “renewable biomass.”  The EPA regulation also expanded the RFS program beyond gasoline to generally cover all transportation fuel..  We cannot assure that this program’s mandates will continue in the future.  We believe that any reversal in federal policy could have a profound impact on the ethanol industry.

Market Risks

We are exposed to market risk from changes in commodity prices and, to the extent we have working capital available, we engage in hedging transactions which involve risks that could harm our business.  Exposure to commodity price risk results from our dependence on corn, and to the extent our steam source is not available, natural gas, in the ethanol production process.  We seek to minimize the risks from fluctuations in the price of corn through the use of hedging instruments when working capital is available.  The effectiveness of our hedging strategies is dependent upon the cost of commodities and our ability to sell sufficient products to use all of the commodities for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high prices. Alternatively, we may choose not to engage in hedging transactions in the future. As a result, our future results of operations and financial conditions may also be adversely affected during periods in which corn prices increase. We do not designate these contracts as hedges for accounting purposes.

In the event we do not have sufficient working capital to enter into hedging strategies to manage our risks, we may be forced to purchase our corn and market our ethanol at spot prices and as a result, we could be further exposed to market volatility and risk.

We expect the annual impact on our results of operations due to a $1.00 per bushel fluctuation in market prices for corn to be approximately $40,100,000, or $0.36 per gallon, assuming our plant operated at 100% name plate capacity (production of 110,000,000 gallons of ethanol annually). This assumes no increase in the price of ethanol and assumes a relative increase in the price of distillers grains.

We have a significant amount of debt, and our existing debt financing agreements contain, and our future debt financing agreements may contain, restrictive covenants that limit distributions and impose restrictions on the operation of our business. The use of debt financing makes it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements. The level of our debt has important implications on our operations, including, among other things: (i) limiting our ability to obtain additional debt or equity financing; (ii) making us vulnerable to increases in prevailing interest rates; (iii) placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors; (iv) subjecting all or substantially all of our assets to liens, which means that there may be no assets left for members in the event of a liquidation; and (v) limiting our ability to make business and operational decisions regarding our business, including, among other things, limiting our ability to pay dividends to our unit holders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

Competition

We believe that the competition in the ethanol market will continue to increase as additional production capacity comes online.  Archer Daniels Midland Company, Aventine Renewable Energy, Inc. and Abengoa Bioenergy either have recently or plan to start production in the near future at new large-scale ethanol plants.  Pacific Ethanol, Inc. has announced plans to restart its Stockton, California plant in December 2010.  We believe that other competitors have plans to restart additional idled capacity.  We also believe that both consolidation and recapitalization will continue to occur in our industry.  Green Plains Renewable Energy, Inc. and Flint Hills Resources, LP have recently acquired multiple ethanol production assets.  As a result of these trends and other factors, we could be at a competitive disadvantage to larger players with greater production capacity, more liquidity and less debt as a percentage of their total assets.

Summary of Critical Accounting Policies and Estimates

Note 2 to our financial statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions.  Accounting estimates are an integral part of the preparation of financial statements and are based upon management’s current judgment.  We used our knowledge and experience about past events and certain future assumptions to make estimates and judgments involving matters that are inherently uncertain and that affect the carrying value of our assets and liabilities.  We believe that of our significant accounting policies, the following are noteworthy because changes in these estimates or assumptions could materially affect our financial position and results of operations.

Revenue Recognition

We sell ethanol and related products pursuant to marketing agreements.  Revenues are recognized when the marketing company (the “Customer”) has taken title to the product, prices are fixed or determinable and collectability is reasonably assured.  Our products are generally shipped FOB loading point.  With the conclusion of the Lansing Agreement, ethanol sales are handled through the Ethanol Agreement with Bunge.  Syrup, distillers grains and solubles, and modified wet distillers grains with solubles are sold through the DG Agreement with Bunge, which sets the price based on the market price to third parties.  Marketing fees and commissions due to the marketers are paid separately from the settlement for the sale of the ethanol products and co-products and are included as a component of cost of goods sold.  Shipping and handling costs incurred by us for the sale of ethanol and co-products are included in cost of goods sold.

Derivative Financial Instruments

When we have sufficient working capital available, we enter into derivative contracts to hedge our exposure to price risk related to forecasted corn needs and forward corn purchase contracts.  We use cash, futures and options contracts to hedge changes to the commodity prices of corn and ethanol.  The Company adopted new disclosure requirements, which require entities to provide greater transparency in interim and annual financial statements about how and why the entity uses derivative instruments, how the instruments and related hedged items are accounted for, and how the instruments and related hedged items affect the financial position, results of operations, and cash flows of the entity.

We are exposed to certain risks related to ongoing business operations.  The primary risks that we manage by using forward or derivative instruments are price risk on anticipated purchases of corn and sales of ethanol.

We are subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol by-products.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow us to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

Certain contracts that literally meet the definition of a derivative may be exempted from derivative accounting as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of derivative accounting.  Transactions initiated after September 28, 2010 are not exempt from the accounting and reporting requirements of derivative accounting.   As such, we no longer apply the normal purchase and sale exemption under derivative accounting for forward purchase contracts related to corn.  As of September 30, 2010, we are committed to purchasing 2.11 million bushels of corn on a forward contract basis resulting in a commitment of approximately $8,000,000.  The fair value of these contracts was approximately $690,000 at September 30, 2010.

We enter into short-term cash, options and futures contracts as a means of securing corn for the ethanol plant and managing exposure to changes in commodity prices.  In addition, we enter into derivative contracts to hedge the exposure to price risk as it relates to ethanol sales.  We maintain a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations.  Our specific goal is to protect the Company from large moves in commodity costs.  All derivatives will be designated as non-hedge derivatives and the contracts will be accounted for as mark to market.  Although the contracts are expected to be effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

As part of our trading activity, we use futures and option contracts offered through regulated commodity exchanges to reduce risk and are exposed to risk of loss in the market value of inventories.  To reduce that risk, we generally take positions using cash and futures contracts and options.  Accordingly, any realized or unrealized gain or loss related to these derivative instruments was recorded in the statement of operations as a component of non-operating income (expense) until the plant was operational.  The gains or losses are included in revenue if the contracts relate to ethanol and cost of goods sold if the contracts relate to corn.

Inventory

Inventory is stated at the lower of cost or market value using the first-in, first-out method.  Market value is based on current replacement values, except that it does not exceed net realizable values and it is not less than the net realizable values reduced by an allowance for normal profit margin.

Property and Equipment

Property and equipment is stated at cost. Construction in progress is comprised of costs related to constructing the plant and is depreciated upon completion of the plant.  Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	40 Years

Process Equipment	10 Years

Office Equipment	3-7 Years

Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  An impairment loss would be recognized when estimated undiscounted future cash flows from operations are less than the carrying value of the asset group.  An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.  In accordance with our policies, management has evaluated the plants for possible impairment based on projected future cash flows from operations.  Management has determined that its projected undiscounted future cash flows from operations exceed the carrying value of the plant and that no impairment existed at September 30, 2010.

Off-Balance Sheet Arrangements

The Company currently does not have any off balance sheet arrangements.

Item 7 A.	Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8.	Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Southwest Iowa Renewable Energy, LLC

We have audited the accompanying balance sheets of Southwest Iowa Renewable Energy, LLC as of September 30, 2010 and 2009, and the related statements of operations, members’ equity, and cash flows for years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financing reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Iowa Renewable Energy, LLC as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Des Moines, Iowa
November 23, 2010

Southwest Iowa Renewable Energy, LLC Balance Sheets September 30, 2010 and 2009

	2010	2009
ASSETS

CURRENT ASSETS Cash and cash equivalents	$3,432,544	$7,455,084
Accounts receivable	-	1,831,722
Accounts receivable, related party	23,392,670	12,396,172
Due from broker	2,260,015	2,108,267
Inventory	8,013,153	4,913,675
Derivative financial instruments, related party in 2010	688,039	263,688
Prepaid expenses and other	533,513	439,431
Total current assets	38,319,934	29,408,039

PROPERTY AND EQUIPMENT
Land	2,064,090	2,064,090
Plant, building, and equipment	199,771,260	197,435,327
Office and other equipment	720,529	680,145
	202,555,879	200,179,562
Accumulated depreciation	(28,757,303)	(9,600,217)
	173,798,576	190,579,345

OTHER ASSETS
Other	1,142,388	-
Financing costs, net of amortization of $1,949,651 and $1,467,677, respectively	1,930,482	2,382,317
Total other assets	3,072,870	2,382,317

TOTAL ASSETS	$215,191,380	$222,369,701

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES Accounts payable Accounts payable, related parties Retainage payable, related party	$978,388 2,542,055 -	$1,351,156 4,297,990 697,770
Derivative financial instruments	75,125	-
Accrued expenses	2,624,916	5,727,245
Accrued expenses, related parties	2,913,206	-
Current maturities of notes payable	18,058,574	18,215,803
Total current liabilities	27,192,264	30,289,964

NOTES PAYABLE, less current maturities	135,868,087	130,897,350
Other	700,006	800,002
	136,568,093	131,697,352
COMMITMENTS

MEMBERS’ EQUITY
Members’ capital, 13,139 units issued & outstanding	76,474,111	76,474,111
Earnings (deficit)	(25,043,088)	(16,091,726)
	51,431,023	60,382,385

	$215,191,380	$222,369,701

See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC

Statements of Operations

	Year Ended September 30, 2010	Year Ended September 30, 2009

Revenues	$207,833,200	$99,986,005
Cost of Goods Sold
Cost of goods sold – non hedging	205,108,935	107,137,906
Realized & unrealized hedging (gains)	(2,036,833)	(4,966,567)
Cost of Goods Sold	203,072,102	102,171,339

Gross Margin	4,761,098	(2,185,334)

General and adminsistrative expenses	4,540,205	5,505,160
Operating income (loss)	220,893	(7,690,494)

Other income and (expense):
Pre-production realized and unrealized losses on derivative instruments	-	(656,973)
Grant	-	49,252
Interest income	46,473	107,553
Other income	130,032	633,560
Interest expense	(9,348,760)	(5,117,874)
	(9,172,255)	(4,984,482)

Net (loss)	$(8,951,362)	$(12,674,976)

Weighted average units outstanding	13,139	13,139

Net (loss) per unit – basic and diluted	$(681.28)	$(964.68)

See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC

Statements of Members’ Equity

	Members’ Capital	Earnings (Deficit) Accumulated	Total

Balance, September 30, 2008	$76,474,111	$(3,416,750)	$73,057,361
Net (loss)	---	(12,674,976)	(12,674,976)

Balance, September 30, 2009	76,474,111	(16,091,726)	60,382,385
Net (loss)	---	(8,951,362)	(8,951,362)

Balance, September 30, 2010	$76,474,111	$(25,043,088)	$51,431,023

See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC

Statements of Cash Flows
	Year Ended September 30, 2010	Year Ended September 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(8,951,362)	$(12,674,976)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation	19,157,086	9,562,968
Amortization	481,974	493,320
Forgiveness of IDED note	(100,000)	-
(Increase) decrease in current assets:
Accounts receivables	(9,164,776)	(14,227,894)
Inventories	(3,099,478)	(4,913,675)
Prepaid expenses and other	(94,082)	(396,170)
Derivative financial instruments	(349,226)	(263,688)
Due from broker	(151,748)	(2,108,267)
(Decrease) in other non-current liabilities	(99,996)	(99,998)
Increase (decrease) in current liabilities:
Accounts and retainage payable	(2,826,473)	4,295,247
Accrued expenses	3,400,904	3,402,943
Net cash (used in) operating activities	(1,797,177)	(16,930,190)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,376,317)	(34,298,208)
Increase in other long term assets	(1,142,388)	---
Increase in restricted cash	---	3,289,949
Net cash (used in) investing activities	(3,518,705)	(31,008,259)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for financing costs	(30,139)	(263,501)
Proceeds from notes payable, net of refinance	13,726,754	49,119,640
Payments on notes payable	(12,403,273)	(20,000)
Net cash provided by financing activities	1,293,342	48,836,139
Net increase (decrease) in cash and cash equivalents	(4,022,540)	897,690

CASH AND CASH EQUIVALENTS
Beginning	7,455,084	6,557,394
Ending	$3,432,544	$7,455,084

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Interest capitalized and included in notes payable and accruals	-	2,049,643
Payment on Bridge loan in exchange for Negotiable Subordinated Term Note	8,773,300	27,106,079
Accrued interest included in long term debt	3,590,027	-
Cash paid for interest	6,138,928	3,315,018

See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC Notes to Audited Financial Statements

SOUTHWEST IOWA RENEWABLE ENERGY, LLC Notes to Financial Statements September 30, 2010
Note 1:  Nature of Business

Southwest Iowa Renewable Energy, LLC (the “Company”), located in Council Bluffs, Iowa, was formed in March, 2005 to construct and operate a 110 million gallon capacity ethanol plant.  The Company began producing ethanol in February 2009.  In Fiscal Year 2010, the Company has operated at 100% of its 110 million gallon nameplate capacity while only operating at an average of 84% of capacity during Fiscal 2009.  The Company sells its ethanol, modified wet distillers grains with solubles, and corn syrup in the continental United States.  The Company sells its dried distillers grains with solubles in the continental United States, Mexico, and the Pacific Rim.

Note 2:  Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Cash & Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Financing Costs

Financing costs associated with the construction and revolving loans are recorded at cost and include expenditures directly related to securing debt financing.  The Company began amortizing these costs using the effective interest method over the terms of the agreements in March, 2008.  The interest expense amortization was capitalized during the development stage as construction in progress.

Concentration of Credit Risk

The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally-insured limits.  The Company has not experienced any losses in such accounts.

Revenue Recognition

The Company sells ethanol and related products pursuant to marketing agreements.  Revenues are recognized when the marketing company (the “Customer”) has taken title to the product, prices are fixed or determinable and collectability is reasonably assured.   The Company’s products are generally shipped FOB loading point.  Until August 18, 2009, ethanol sales were handled through a marketing agreement with Lansing (“Lansing”); with the conclusion of the Lansing agreement, ethanol sales are handled through an ethanol agreement (the “Ethanol Agreement”) with Bunge North America, Inc. (“Bunge”).  Syrup, distillers grains and solubles, and modified wet distillers grains with solubles (co-products) are sold through a distillers grains agreement (the “DG Agreement”) with Bunge, which sets the price based on the market price to third parties.  Marketing fees and commissions due to the marketers are paid separately from the settlement for the sale of the ethanol products and co-products and are included as a component of cost of goods sold.  Shipping and handling costs incurred by the Company for the sale of ethanol and co-products are included in cost of goods sold.

Accounts Receivable

Trade accounts receivable are recorded at original invoice amounts less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.  Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering customers’ financial condition, credit history and current economic conditions.  As of September 30, 2010, management has determined no allowance is necessary.  Receivables are written off when deemed uncollectible and recoveries of receivables written off are recorded when received.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 2: Summary of Significant Accounting Policies (Continued)

Investment in Commodities Contracts, Derivative Instruments and Hedging Activities

The Company is exposed to certain risks related to ongoing business operations.  The primary risks that the Company manages by using forward or derivative instruments are price risk on anticipated purchases of corn and sales of ethanol.

The Company is subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol co-products.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow the Company to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

Certain contracts that literally meet the definition of a derivative may be exempted from derivative accounting as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of derivative accounting.  Forward corn purchase contracts initiated after September 28, 2010 are not exempt from the accounting and reporting requirements of derivative accounting as the Company sullied its forward contracts.   As such, we no longer apply the normal purchase and sale exemption under derivative accounting for forward purchases of corn.  As of September 30, 2010, we are committed to purchasing 2,109,000 million bushels of corn on a forward contract basis resulting in a total commitment of approximately $8,000,000.  These forward contracts had a fair value of approximately $690,000 at September 30, 2010.

In addition, the Company enters into short-term cash, options and futures contracts as a means of managing exposure to changes in commodity prices.  The Company enters into derivative contracts to hedge the exposure to price risk as it relates to ethanol sales.  The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations.  The Company’s specific goal is to protect the Company from large moves in commodity costs.  All derivatives will be designated as non-hedge derivatives and the contracts will be accounted for at fair value.  Although the contracts will be effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

As part of its trading activity, the Company uses futures and option contracts offered through regulated commodity exchanges to reduce risk and risk of loss in the market value of inventories.  To reduce that risk, the Company generally takes positions using cash and futures contracts and options.  Accordingly, any realized or unrealized gain or loss related to these derivative instruments was recorded in the statement of operations as a component of non-operating income (expense) until the plant was operational.  The gains or losses are included in revenue if the contracts relate to ethanol and cost of goods sold if the contracts relate to corn. During the twelve months ended September 30, 2010 and 2009, the Company recorded a combined realized and unrealized gain of $2,036,803 and $4,966,567 as a component of cost of goods sold and a $0 and ($160,677) loss as a component of revenue.  During the development stage, the Company recorded a combined realized and unrealized loss of ($656,973) for the twelve months ended September 30, 2009 as a component of non-operating income.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 2: Summary of Significant Accounting Policies (Continued)

The derivative financial instruments asset (liability) of  $688,039 (related party) and ($75,125) at September 30, 2010 and $263,688 at September 30, 2009 consists of 1,950,000 and 1,525,000 bushels of corn, respectively, and there were no gallons of ethanol at September 30, 2010 and September 30, 2009.   Derivatives not designated as hedging instruments at September 30, 2010 and 2009 were as follows:

	Twelve Months Ended September 30, 2010	Twelve Months Ended September 30, 2009

Increase (decrease) in expenses due to derivatives related to corn costs:
Realized	$1,423,919	$(4,702,879)
Unrealized	(612,914)	(263,688)
Total effect on cost of goods sold	$(2,036,833)	$(4,966,567)

Total increase(decrease) to operating income due to derivative activities	$2,036,833	$4,805,890

Inventory

Inventory is stated at the lower of cost or market value using the average cost method.  Market value is based on current replacement values, except that it does not exceed net realizable values and it is not less than the net realizable values reduced by an allowance for normal profit margin.

Property and Equipment

Property and equipment are stated at cost.  Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	40 Years

Process Equipment	10 Years

Office Equipment	3-7 Years

Maintenance and repairs are charged to expense as incurred; major improvements and betterments are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.   An impairment loss would be recognized when estimated undiscounted future cash flows from operations are less than the carrying value of the asset group.  An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.  In accordance with Company policies, management has evaluated the plant for possible impairment based on projected future cash flows from operations.  Management has determined that its projected future undiscounted cash flows from operations exceed the carrying value of the plant and that no impairment existed at September 30, 2010.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 2: Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes and generally does not incur income taxes.  Instead, the Company’s earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Management has evaluated the Company’s tax positions under the Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.  With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local authorities for the years before 2007.

Net (loss) per unit

(Loss) per unit has been computed on the basis of the weighted average number of units outstanding during each period presented.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, derivative financial instruments, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short term nature of these instruments.  The Company believes it is not practical to estimate the fair value of debt.

Note 3:  Inventory

Inventory is comprised of the following at:

	September 30, 2010	September 30, 2009

Raw materials - corn	$3,796,261	$1,401,680
Supplies and chemicals	1,716,922	1,335,874
Work in process	1,484,157	1,033,185
Finished goods	1,015,813	1,142,936
Total	$8,013,153	$4,913,675

Note 4:                      Members’ Equity

The Company approved and issued 687 Series A and one Series B membership units at $6,000 per unit for proceeds totaling $4,128,000.  The offering was closed in November 2006 with the issuance of 7,313 Series A membership units, 3,333 Series B membership units and 1,000 Series C membership units for total proceeds of $69,876,000.  In May 2007, 25 Series A membership units were issued to a development group for its efforts to develop the project.  Additionally, in May 2007, 135 Series A membership units were issued to a related party for its organizational services.

At September 30, 2010 and September 30, 2009 outstanding member units were:

A Units	8,805
B Units	3,334
C Units	1,000

The Series A, B and C unit holders all vote on certain matters with equal rights.  The Series C unit holders as a group have the right to elect one Board member.  The Series B unit holders as a group have the right to elect the number of Board

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 4: Members’ Equity (continued)

members which bears the same proportion to the total number of Directors in relation to Series B outstanding units to total outstanding units.  Series A unit holders as a group have the right to elect the remaining number of Directors not elected by the Series C and B unit holders.

On March 7, 2008, the Company obtained a bridge loan in the maximum principal amount of $36,000,000 (the “Bridge Loan”) which has no outstanding balance as of September 30, 2010.  The Company entered into a Series C Unit Issuance Agreement (the “Series C Agreement”) with ICM, Inc. (“ICM”) in connection with ICM’s provision of a letter of credit (“LC”) to secure the Company’s repayment of the Bridge Loan.  Under the Series C Agreement, the Company agreed to pay ICM a fee for its issuance of the LC equal to 6% per annum of the undrawn face amount of the LC.  In the event that the LC or ICM makes any payment to Commerce Bank, N.A. (the “Bridge Lender”) that reduces amounts owed by the Company under the Bridge Loan (each, a “Bridge Loan Payment”), the Series C Agreement provided that the Company immediately reimburse ICM for the amount of such Bridge Loan Payment by issuing Class C Units to ICM.

As of December 31, 2009, the Company had a bridge loan in the principal amount of $8,650,500 (the “Bridge Loan”) from Commerce Bank, N.A. (the “Bridge Lender”), which matured on June 15, 2010.  In connection with the maturity of the Bridge Loan, we entered into a Loan Satisfaction Agreement (“Loan Satisfaction Agreement”) with the Bridge Lender and ICM, whereby ICM agreed to pay the Bridge Lender $8,773,300 in full satisfaction of all principal, accrued interest, and other fees and expenses under the Bridge Loan (the “Payoff Amount”).  Upon payment of the Payoff Amount, we issued a Negotiable Subordinated Term Loan Note to ICM (the “ICM Term Note”).  The ICM Term Note is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  The initial principal amount of the ICM Term Note is equal to approximately $9,970,000, which is comprised of the Payoff Amount plus $1,196,516, the amount due to ICM under Section 4(d) of the Series C Unit Issuance Agreement, dated March 7, 2008, by and between ICM and us (as amended from time to time, the “Series C Agreement”).  This amount represented a fee to ICM for providing credit support for the Bridge Loan.

Additionally, to induce ICM to agree to the ICM Term Note, the Company entered into an equity matters agreement with ICM (the “ICM Equity Agreement”), whereby ICM will (i) retain preemptive rights to purchase new securities in us and (ii) receive twenty-four percent (24%) of the proceeds received by us from a sale or issuance of membership interests or other equity interests or debt securities during such time as ICM holds Series C Units acquired upon exercise of the conversion rights granted under the ICM Term Note.  Further, upon execution of the ICM Equity Agreement, the Series C Agreement was terminated.

Bunge N.A. Holdings Inc. (“Holdings”) extended to the Company a Subordinated Term Note (the “Term Note”) in favor of Holdings effective August 26, 2009 in the amount of approximately $27,107,000 and a Subordinated Revolving Credit Note (the “Revolving Note”) in the amount of $2,000,000.  The Term Note was previously used to reduce the Bridge Loan in a corresponding amount.  Holdings, at its option, may convert the Term Note to Series U Units of the Company at a per unit price of $3,000 in satisfaction of any outstanding principal balance due to Holdings by the Company pursuant to the Term Note.

The Revolving Note is in the amount of $10,000,000 with the aggregate principal amount not to exceed $3,750,000 without Holdings consent.  As a result of issuance of the Term Note and Revolving Note, a prior agreement with Bunge whereby Bunge would receive Series E Units in connection with any payments made to reduce the Bridge Loan on behalf of the Company was terminated.

In connection with the ICM transaction as described above, the Company agreed to amend and restate the Term Note with Holdings, by issuing a Subordinated Term Loan Note to Holdings, to increase the principal amount of such note to $28,106,579 (representing outstanding principal plus accrued interest through the most recent interest payment date) and to amend Holding’s right to proceeds from a sale or issuance of membership interests or other equity interests or debt securities during such time as Holdings holds Series U Units (the “Holdings Term Note”).

The Holdings Term Note is convertible at the option of Holdings into Series U Units at a conversion price of $3,000 per unit.  Additionally, we amended that certain Bunge Agreement – Equity Matters Agreement with Holdings, dated August 26, 2009, by executing the First Amendment to Bunge Agreement -- Equity Matters (as amended, the “Bunge

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 4: Members’ Equity (continued)

Equity Agreement”) in order to maintain consistency of terms taking into account the amendments to the Holdings Term Note and ICM Loan Satisfaction Agreement.

Note 5:                      Revolving Loan/Credit Agreements

AgStar

The Company entered into a Credit Agreement (the “Credit Agreement”) with AgStar Financial Services, PCA (“AgStar”) for $126,000,000 senior secured debt, consisting of a $111,000,000 construction loan and a $15,000,000 revolving line of credit.  Borrowings under the loan include a variable interest rate based on LIBOR plus 3.65% for each advance under the Credit Agreement.  On August 1, 2009 the loan was segmented into an amortizing term facility of $101,000,000, a term revolver of $10,000,000 and a revolving working capital term facility of $15,000,000.  On September 1, 2009, the Company elected to convert 50% of the term note into a fixed rate loan at the lender’s bonds rate plus 3.25%, with a 5% floor.  The portion of the term loan not fixed and the term revolving line of credit accrues interest equal to LIBOR plus 3.45%, with a 5% floor.  The Credit Agreement requires the maintenance of certain financial and nonfinancial covenants.  Borrowings under the Credit Agreement are collateralized by substantially all of the Company’s assets.  The term credit facility of $101,000,000 beginning on March 1, 2010, requires monthly principal payments.  The loan is amortized over 114 months and matures five years after the conversion date, August 1, 2014.  The term of the $15,000,000 revolving working capital facility agreement matures on March 31, 2011 and borrowings are subject to borrowing base restrictions as well as certain prepayment penalties.  The $10,000,000 term revolver is interest only until maturity on August 1, 2014.

Under the terms of the Credit Agreement, the Company may draw the lesser of $15,000,000 or 75 percent of eligible accounts receivable and eligible inventory.  As part of the revolving line of credit, the Company may request letters of credit to be issued up to a maximum of $5,000,000 in the aggregate.  Two letters of credit are outstanding under this provision as of September 30, 2010, in favor of MidAmerica Energy Company (“MidAm”), in the amount of $2,000,000 and in favor of the Iowa Department of Economic Development (IDED), in the amount of $300,000.

As of September 30, 2010 and September 30, 2009, the outstanding balance under the Credit Agreement was approximately $114,617,000 and $111,273,000, respectively.  In addition to all other payments due under the Credit Agreement, the Company also agreed to pay, beginning at the end of the September 30, 2010 fiscal year, an amount equal to 65% of the Company’s Excess Cash Flow (as defined in the Credit Agreement), up to a total of $4,000,000 per year, and $16,000,000 over the term of the Credit Agreement.  There was no excess cash flow due at September 30, 2010.

The Term Note due to ICM is subordinated to the Credit Agreement.  Principal and interest may be paid only after payment in full of all amounts due under the Credit Agreement.  Extension of the Term Note, in the approximate principal amount of $9,969,816, resulted in reduction of the Bridge Loan principal and the ICM letter of credit fees in a corresponding amount.

The Term Note due to Holdings is subordinated to the Credit Agreement.  Principal and interest may be paid only after payment in full of all amounts due under the Credit Agreement.  Extension of the Term Note, in the approximate principal amount of $27,100,000, resulted in reduction of the Bridge Loan principal in a corresponding amount.

In addition, the Company entered into the Revolving Note with Holdings, with a two-year maturity, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at the Company's request under the Holdings Revolving Note while amounts exceeding $3,750,000 may be advanced by Holdings at its discretion.  The Company is required to draw the maximum amount available under the AgStar Credit Agreement to pay any outstanding advances under the Holdings Revolving Note.

While repayment of the Revolving Note is subordinated to the Credit Agreement, the Company may make payments on the Revolving Note so long as the Company is in compliance with its borrowing base covenant and there is not a payment default under the AgStar Credit Agreement.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 6:                      Notes Payable

Notes payable consists of the following as of September  30, 2010 and September 30, 2009:

	September 30, 2010	September 30, 2009
$200,000 Note payable to Iowa Department Economic Development (“IDED”) a non-interest bearing obligation with monthly payments of $1,667 due through the maturity date of March 2012 on the non-forgivable portion. (A)	$28,333	$148,333

Bridge Loan bearing interest at LIBOR plus 1.50% with a floor of 3.00% through maturity on June 15, 2010.	-	8,585,496

Note payable to affiliate Holdings, bearing interest at LIBOR plus 7.50-10.5% with a floor of 3.00% (8.16% at September 30, 2010); maturity on August 31, 2014.	29,220,130	27,106,079

Note payable to affiliate ICM, bearing interest at LIBOR plus 7.50-10.5% with a floor of 3.00% (8.16% at September 30, 2010); maturity on August 31, 2014.	10,061,472	-

Term facility and term revolver payable to AgStar bearing interest at LIBOR plus 3.45% to 3.25%, with a 5.00% floor (5.00% at September 30, 2010); maturity on August 1, 2014.	95,366,726 10,000,000	101,000,000 7,273,245

$15 million revolving working capital term facility payable to AgStar bearing interest at LIBOR plus 3.65% with a 5.00% floor (5.00% at September 30, 2010), maturing March 31, 2011.	9,250,000	3,000,000

Revolving line of credit payable to affiliate Holdings matured on December 24, 2009.	-	2,000,000
Less current maturities	153,926,661 (18,058,574)	149,113,153 (18,215,803)
Total long term debt	$135,868,087	$130,897,350

(A) The IDED debt is comprised of two components under the Master Contract (the “Master Contract”) between the Company and the IDED.  The $100,000 loan is non interest-bearing and requires monthly payments of $1,667, which began in April 2007, with a final payment of $1,667 due March 2012; and a $100,000 forgivable loan.  Both notes under the Master Contract are collateralized by substantially all of the Company’s assets and subordinate to the Credit Agreement.  The $100,000 forgivable loan was forgiven upon IDED’s confirmation of the creation and retention of qualifying  jobs under the Master Contract during the year ended September 30, 2010.

Southwest Iowa Southwest Iowa Renewable Energy, LLC
Notes to Audited Financial Statements

Note 6: Notes Payable (continued)

Approximate aggregate maturities of notes payable as of September 30, 2010 are as follows:

Year Ended September 30,
2011	$ 18,059,000
2012	9,288,000
2013	9,734,000
2014	116,846,000
Total	$ 153,927,000

Note 7:  Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining  fair value, the Company used various methods including market, income and cost approaches.  Based on these approaches, the Company often utilized certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observable inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.

 The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

    Level 1 -      Valuations for assets and liabilities traded in active markets from readily available pricing sources for market transactions involving identical assets or liabilities.

    Level 2 -      Valuations for assets and liabilities traded in less active dealer or broker markets.  Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

    Level 3-       Valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, including the general classifications of such instruments pursuant to the valuation hierarchy, is set below.

Derivative financial statements.  Commodity futures and exchange traded options are reported at fair value utilizing Level 1 inputs. For these contracts, the Company obtains fair value measurements from an independent pricing service.  The fair value measurements consider observable data that may include dealer quotes and live trading levels from the CME market.  Ethanol contracts are reported at fair value utilizing Level 2 inputs from third-party pricing services.  Forward purchase contracts are reported at fair value utilizing Level 2 inputs.   For these contracts, the Company obtains fair value measurements from local grain terminal values.  The fair value measurements consider observable data that may include live trading bids from local elevators and processing plants which are based off the CME market.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 7: Fair Value Measurement (continued)

	Total	Level 1		Level 2		Level 3
Derivative financial instruments
Corn forward contracts asset	$688,039	$	---		$688,039	$	---

Corn futures & exchange traded options liability	$(75,125)		$(75,125)	$	---	$	---
	$612,914		$(75,125)		$688,039	$	---

	Total	Level 1	Level 2		Level 3
Derivative financial instruments
Corn futures & exchange traded options asset	$263,688	$263,688	$	---	$	---
	$263,688	$263,688	$	---	$	---

Certain financial assets and liabilities are measured at fair value on a non-recurring basis; that is the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

Note 8:                       Related Party Transactions

Bunge

On November 1, 2006, in consideration of its agreement to invest $20,004,000 in the Comapny, Bunge purchased the only Series B Units under an arrangement whereby we would (i) enter into various agreements with Bunge or its affiliates discussed below for management, marketing and other services, and (ii) have the right to elect a number of Series B Directors which are proportionate to the number of Series B Units owned by Bunge, as compared to all Units.  Under the Operating Agreement, the Company may not, without Bunge’s approval (i) issue additional Series B Units, (ii) create any additional Series of Units with rights which are superior to the Series B Units, (iii) modify the Operating Agreement to adversely impact the rights of Series B Unit holders, (iv) change its status from one which is managed by managers, or change back to manager management in the event the status is changed to member management, (v) repurchase or redeem any Series B Units, (vi) take any action which would cause a bankruptcy, or (vii) approve a transfer of Units allowing the transferee to hold more than 17% of our Units or to a transferee which is a direct competitor of Bunge.

Under a Series E Unit Issuance Agreement dated March 7, 2008 (the “Series E Agreement”), if Bunge made a Bridge Loan payment, the Company was required to immediately issue Series E Units to Bunge based on a Unit price that is equal to the lesser of $3,000 or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit as part of any offering of Units after the date of the agreement but prior to the date of any Bridge Loan payment made by Bunge.  The Series E Agreement was terminated effective July 17, 2009.  As of September 30, 2010, accrued interest due Bunge under the Series E Agreement related to the Bridge Loan totals approximately $2,380,000.

Holdings agreed to extend the Company a Subordinated Term Note, dated August 26, 2009 (the “Original Holdings Note”), due on August 31, 2014, repayment of which is subordinated to the Credit Agreement.  On June 23, 2010, the Company amended and restated the Original Holdings Note by issuing the Holdings Note to Holdings, which increased the principal amount of such note to $28,107,000 (representing outstanding principal plus accrued interest through the most recent interest payment date) and amended Holding’s right to proceeds from the sale or issuance of equity or debt securities during such time as Holdings holds Series U Units.  The Holdings Note is convertible into Series U Units, at the option of

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 8: Related Party Transactions (continued)

Holdings, at the price of $3,000 per Unit.  Interest accrues at the rate of 7.5 percent over six-month LIBOR.  Principal and interest may be paid only after payment in full under the Credit Agreement.  As of September 30, 2010, approximately $29,220,000 was outstanding under the Holdings Note and approximately $404,00 of accrued interest is due Holdings.  During Fiscal 2010, we paid $2,000,000 principal and $33,153 interest on the Holdings Note.  No payments were made during Fiscal 2009.

On June 23, 2010, we also executed the Holdings Equity Agreement, under which Holdings (i) has preemptive rights to purchase new securities in us and (ii) receive 76% of the proceeds received by us from the issuance of equity or debt securities.

We entered into the Holdings Revolving Note dated August 26, 2009 with Holdings, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at our request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  Interest will accrue at the rate of 7.5 percent over six-month LIBOR.  While repayment of the Holdings Revolving Note is subordinated to the Credit Agreement, we may make payments on the Holdings Revolving Note so long as we are in compliance with its borrowing base covenant and there is not a payment default under the Credit Agreement. As of September 30, 2010, no balance was outstanding under the Holdings Revolving Note.

We entered into the DG Agreement under which Bunge pays a sales price less transportation costs, rail lease charge and a fixed rate marketing fee for the DDGS produced.  The DG Agreement commenced on February 1, 2009 and continues for ten years, when it will automatically renew for successive three-year terms unless a 180-day written notice is given of either party’s election not to renew before the expiration of the initial term or the then-current renewal term.  We are required to pay a minimum annual marketing fee of $150,000.  Beginning on February 1, 2012, the annual minimum amount and the purchase price may be adjusted.  Either party may terminate the agreement as provided in the DG Agreement.   We have incurred $977,658 and $467,092 of marketing expenses during Fiscal 2010 and 2009, respectively.

In October, 2006, the Company entered into an agreement with a company in which Bunge holds a membership interest, AGRI-Bunge, LLC (“AB”), to procure all grain required for the Company’s ethanol plant.  The Agreement with AB has a term of ten years and automatically renews for successive three-year terms unless a 180-day written notice is given by either party.  We pay an annual minimum fee of $675,000 under the agreement.  Expenses for Fiscal 2010 and 2009 were $1,209,887 and $607,565; $4,677 of this amount is included in accrued expenses at September 30, 2010.  As of September 30, 2010, the Company has several corn cash contracts with AB, amounting to approximately 1,804,000 bushels, for a commitment of $7,481,985 and several basis contracts representing approximately 305,000 bushels of corn.  The contracts mature on various dates through July, 2011.  Effective November 17, 2010, AB exercised a contractual right of assignment under the Supply  and Agency Agreements.  As a result, Bunge is now the successor party to AB for each of these agreements with us.

On January 30, 2008, the Company and Bunge entered into a Support Services Agreement (the “Support Services Agreement”), under which Bunge agreed to provide engineering support to the project, provide reports to AgStar and assist the Company with requests by the lender’s agent.  The Company paid, in addition to Bunge’s out of pocket expenses, an hourly fee of $95 for such services.  The terms of the Support Services Agreement expired on December 31, 2008; however the agreement was continued on a month to month basis.  The Company has not incurred any expenses for the year ended September 30, 2010.  Expenses for the years ended September 30, 2009 were $38,924, respectively.

In December, 2008, we and Bunge entered into other various agreements. Under a Lease Agreement (the “Lease Agreement”), we leased from Bunge a grain elevator located in Council Bluffs, Iowa, for approximately $67,000 per month.  Expenses for Fiscal 2010 and 2009 were $799,964 and $603,474 under the Lease Agreement.  In connection with the Lease Agreement, we entered into a grain purchase agreement, under which we agreed to purchase the grain inventory at the grain elevator and the grain inventory located in our on-site storage Facility.  The Company purchased approximately 1,900,000 bushels of corn at an approximate market value of $6,000,000 during the year ended September 30, 2009.

 Under the Ethanol Agreement, we sell Bunge all of the ethanol produced at the Facility, and Bunge purchases the same, up to the Facility’s nameplate capacity of 110,000,000 gallons a year.  We pay Bunge a per-gallon fee for ethanol sold by Bunge, subject to a minimum annual fee of $750,000 and adjusted according to specified indexes after three years.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 8: Related Party Transactions (continued)

The initial term of the agreement which commenced August 20, 2009, is three years and it will automatically renew for successive three-year terms unless one party provides the other with notice of their election to terminate 180 days prior to the end of the term.  We have incurred expenses under the Ethanol Agreement of $773,060 and $63,186 during Fiscal 2010 and Fiscal 2009.

Under a Risk Management Services Agreement effective January 1, 2009, Bunge agreed to provide us with assistance in managing our commodity price risks for a quarterly fee of $75,000.  The agreement has an initial term of three years and will automatically renew for successive three year terms, unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses for Fiscal 2010 and 2009 were $300,000 and $225,000, respectively.

In June, 2007, we entered into an operating lease agreement with Bunge for the lease of 320 ethanol tank cars and 300 distillers grain cars.  The  lease  began in January 2009, continues  for  a  term  of  ten  years,  and  terminates  upon  the termination  of the final car lease.  On June 26, 2009, we executed the Railcar Agreement with Bunge for the lease of 325 ethanol cars and 300 hopper cars which are used for the delivery and marketing of ethanol and distillers grains.  Under the Railcar Agreement, we lease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar leases.  The Railcar Agreement reflects changes as a result of Bunge’s purchase and sale/leaseback of railcars from a new railcar equipment lessor other than contemplated in the 2007 Railcar Sublease Agreement (the “Railcar Sublease Agreement”) between the us and Bunge.  The Railcar Agreement provides that we are a lessee rather than a sublessee as under the Railcar Sublease Agreement and that Bunge is the lessor rather than the lessee as under the Railcar Sublease Agreement.  Expenses for Fiscal 2010 and Fiscal 2009 were $4,855,683 and  $3,655,498.

In March, 2009, we entered into an agreement with Bunge to provide an interim President / CEO.  The agreement provided for reimbursement in the annual amount of $150,000 plus monthly expenses.  There were no expenses incurred for the year ended September 30, 2010.  Expenses for Fiscal 2009 were $85,139.  We hired a new General Manager effective September 8, 2009 thus terminating this agreement with Bunge effective September 8, 2009.

ICM

On November 1, 2006, in consideration of its agreement to invest $6,000,000 in us, ICM became our sole Series C Member.  As part of ICM’s agreement to invest in our Series C Units, the Operating Agreement provides that we will not, without ICM’s approval (i) issue additional Series C Units, (ii) create any additional Series of Units with rights senior to the Series C Units, (iii) modify the Operating Agreement to adversely impact the rights of Series C Unit holders, or (iv) repurchase or redeem any Series C Units.  Additionally, ICM, as the sole Series C Unit owner, is afforded the right to elect one Series C Director to the Board so long as ICM remains a Series C Member.

On March 7, 2008, we entered into a Series C Unit Issuance Agreement with ICM, which we subsequently amended, in order to provide ICM with the option to convert any amount due under a debt obligation which ICM is required to pay into subordinated debt, on the same terms and conditions as the ICM Note.  The Series C Issuance Agreement has since been terminated.

On September 25, 2006, we entered into the ICM Contract for a lump-sum contract price of $118,000,000.  As of September 30, 2010 and 2009, we incurred approximately$147,656,016 and $147,608,000 of construction costs, respectively, under the ICM Contract.  We had no retainage payable as of September 30, 2010 under the ICM Contract.

On June 23, 2010, we entered into the Loan Satisfaction Agreement with a prior lender and ICM under which ICM paid a prior debt obligation of $8,773,300.  In connection with that agreement, we issued the ICM Note in the amount of $9,970,000, which is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  As of September 30, 2010, there was approximately $10,061,000 outstanding under the ICM Note and approximately $139,000 of accrued interest due to ICM.

Additionally, to induce ICM to agree to the ICM Note, we entered into the ICM Equity Agreement on June 17, 2010, whereby ICM (i) retains preemptive rights to purchase new securities in us and (ii) receives 24% of the proceeds received by us from a sale or issuance of equity or debt securities.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 8:     Related Party Transactions (continued)

On July 13, 2010, we entered into a Joint Defense Agreement (the “Joint Defense Agreement”) with ICM, which contemplates that we may purchase from ICM one or more Tricanter centrifuges (the “Centrifuges”).  Because such equipment has been the subject of certain legal actions regarding potential patent infringement, the Joint Defense Agreement provides as follows: (i) that the parties may, but are not obligated to, share information and materials that are relevant to the common prosecution and/or defense of any such patent litigation regarding the Centrifuges (the “Joint Defense Materials”), (ii) that any such shared Joint Defense Materials will be and remain confidential, privileged and protected (unless such Joint Defense Materials cease to be privileged, protected or confidential through no violation of the Joint Defense Agreement), (iii) upon receipt of a request or demand for disclosure of Joint Defense Material to a third party, the party receiving such request or demand will consult with the party that provided the Joint Defense Materials and if the party that supplied the Joint Defense Materials does not consent to such disclosure then the other party will seek to protect any disclosure of such materials, (iv) that neither party will disclose Joint Defense Materials to a third party without a court order or the consent of the party who initially supplied the Joint Defense Materials, (v) that access to Joint Defense Materials will be restricted to each party’s outside attorneys, in-house counsel, and retained consultants, (vi) that Joint Defense Materials will be stored in secured areas and will be used only to assist in prosecution and defense of the patent litigation and (vii) if there is a dispute between us and ICM, then each party waives its right to claim that the other party’s legal counsel should be disqualified by reason of this the Joint Defense Agreement or receipt of Joint Defense Materials.  The Joint Defense Agreement will terminate the earlier to occur of (i) upon final resolution of all patent litigation and (ii) a party providing ten (10) days advance written notice to the other party of its intent to withdraw from the Joint Defense Agreement.  No payments have been made by either party under the Joint Defense Agreement.

On August 25, 2010, we entered into a Tricanter Purchase and Installation Agreement (the “Tricanter Agreement”) with ICM, pursuant to which ICM is selling us a tricanter oil separation system (the “Tricanter Equipment”).  In addition, ICM will install the equipment at our ethanol plant in Council Bluffs, Iowa.  Once installed, the Tricanter Equipment will separate corn oil from the post-fermentation syrup stream as it leaves the evaporators of the ethanol plant. The corn oil is then routed to storage tanks, and the remaining concentrated syrup is routed to the plant’s syrup tank. Depending on our end users, the corn oil can be marketed as either a feed additive or a biodiesel feedstock. Because of the process we will be utilizing, the corn oil is not viable as a food grade commodity without further processing. In the Agreement, ICM has agreed to indemnify and hold us harmless from all claims, demands, liabilities, actions, litigations, losses, damages, costs and expenses (including reasonable attorneys’ fees) arising out of the infringement of adversely owned patents, copyrights or any other intellectual property rights in connection with our purchase and/or use of the Tricanter Equipment.  As of September 30, 2010, no payments have been made by either party under the Tricanter Agreement, except for a deposit which has been placed on the Tricanter Equipment and is included in other long term assets.

Note 9:	Commitments

The Company has entered into a steam contract with an unrelated party under which the vendor agreed to provide the steam required by the Company, up to 475,000 pounds per hour. The Company agreed to pay a net energy rate for all steam provided under the contract as well as a monthly demand charge. The net energy rate is set for the first three years then adjusted each year beginning on the third anniversary date.  The steam contract will remain in effect until January 1, 2019.  Expenses for the year ended September 30, 2010 and 2009 were $11,089,373 and $3,102,363, respectively.

In April, 2008 the Company entered into a Firm Throughput Service Agreement with a natural gas supplier, an unrelated party, under which the vendor agreed to provide the gas required by the Company, up to 900 Dth per day. The Company agreed to pay the maximum reservation and commodity rates as provided under the vendor’s FERC Gas Tariff as revised from time to time, as well as other additional charges. The agreement specifies an in-service date of October 1, 2008, and the term of the agreement is seven years.  Expenses for the year ended September 30, 2010 and 2009 were $32,089 and $60,176.

The Company has purchased 68,601 and 71,419 kilowatts of electricity for the years ended September 30, 2010 and 2009, respectively, from an unrelated party, MidAmerica Energy Company (“MidAm”) under an Electric Service Contract (“Electric Contract”) dated December 15, 2006.  Under the Electric Contract, the Company is allowed to install a standby generator, which would operate in the event MidAm is unable to provide us with electricity.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 9:	Commitments (continued)

In the Electric Contract, the Company agreed to own and operate a 13 kV switchgear with metering bay, all distribution transformers, and all 13 kV and low voltage cable on our side of the switchgear.  The Company agreed to pay (i) a service charge of $200 per meter, (ii) a demand charge of $3.38 in the Summer and $2.89 in the Winter (iii) a reactive demand charge of $0.49/kVAR of reactive demand in excess of 50% of billing demand, (iv) an energy charge ranging from $0.03647 to $0.01837 per kilowatt hour, depending on the amount of usage and season, (v) tax adjustments, (vi) AEP and energy efficiency cost recovery adjustments, and (vii) a CNS capital additions tracker.  These rates only apply to the primary voltage electric service provided under the Electric Contract.  The electric service will continue at these prices for up to 60 months, but in any event will terminate on June 30, 2012.  The pricing under the Electric Contract is based on the assumptions that we will have an average billing demand of 7,300 kilowatts per month and that we will average an 85% load factor over a 12 month period.  If these assumptions are not met, the Company will pay the most applicable tariff rate.  Additionally, at any time, we may elect to be charged under one of MidAm’s electric tariffs.

In January, 2007, the Company entered into an agreement with an unrelated party, Iowa Interstate Railroad, LTD, to provide the transportation of the Company’s commodities from Council Bluffs, Iowa to an agreed upon customer location.   The agreement commenced on December 1, 2007 and continues for five years and will automatically renew for additional one year periods unless cancelled by either party.  The Company agreed to pay a mutually agreed upon rate per car.  Expenses for the year ended September 30, 2010 and 2009 were approximately$735,884 and $855,737, of which approximately $15,508 was included in accounts payable.

In August, 2008, the Company entered into an agreement with an unrelated party which establishes terms governing the Company’s purchase of natural gas.  The agreement commenced in August, 2008 and has a term of two years.  The agreement was renewed in the spring of 2010 for an additional one year period.  The Company has incurred expenses of $3,135,678 and $4,318,072, for the year ended September 30, 2010 and 2009.

The Company leases certain equipment, vehicles, and operating facilities under non-cancellable operating leases that expire on various dates through 2017.  The future minimum lease payments required under these leases are approximately $5,963,912 in 2011, $5,178,902 in 2012, $5,535,193 in 2013, $5,398,689 in 2014, $5,398,107 in 2015 and $18,041,354 thereafter.  Rent expense related to operating leases for the years ended September 30, 2010 and 2009 was $5,937,612 and $4,700,000, respectively.

Note 10:	Major Customers

The Company had an agreement with an unrelated entity and major customer for marketing, selling, and distributing all of the ethanol produced by the Company.   This agreement was terminated effective August 19, 2009.  The Company expensed $108,181 in marketing fees for the year ended September 30, 2009.  Revenues with this customer were $65,877,348 for the year ended September 30, 2009.  There were no trade accounts receivable due from this customer at September 30, 2009.

The Company had an agreement with a related entity and major customer for marketing, selling, and distributing all of the ethanol, and distillers grains with solubles produced by the Company.   The marketing agreement had an effective date of August 20, 2009.  The Company has expensed $773,060 and $76,411 in marketing fees for the years ended September 30, 2010 and 2009.  Revenues with this customer were $207,833,200 and $34,269,334 for the years ended September 30, 2010 and 2009 respectively.  Trade accounts receivable due from this customer were $23,392,670 and $12,396,172 at September 30, 2010 and 2009.

Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

There are no items to report.

Item 9A.	Controls and Procedures.

Our management, including our President and Chief Executive Officer (our principal executive officer), Brian T. Cahill, along with our Controller (our principal financial officer), Karen L. Kroymann, have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934, as amended, the “Exchange Act”), as of September 30, 2010.  The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.   Based upon this review and evaluation, these officers believe that our disclosure controls and procedures are presently effective in ensuring that material information related to us is recorded, processed, summarized and reported within the time periods required by the forms and rules of the Securities and Exchange Commission (the “SEC”).

 Our management, including our principal executive officer and our principal financial officer, have reviewed and evaluated any changes in our internal control over financial reporting that occurred as of September 30, 2010 and there has been no change that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

This annual report does not include an attestation report of the company's registered public accounting firm pursuant to the exemption under Section 989G of  the Dodd-Frank Act of 2010.

Item 9B.	Other Information.

None.

PART III

Item 10.	Directors, Executive Officers and Corporate Governance.

The Directors and/or officers listed below under “Independent Directors & Officers” meet the “independent director” standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system).  Contrariwise, those Directors listed below under “Interested Directors” do not meet the “independent director” standards applicable to companies listed on the Nasdaq Capital Market.  None of the Directors listed below have served on the board of directors of any other company having a class of securities registered under Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act, nor have any of our Directors served as directors of an investment company registered under the Investment Company Act of 1940.  Under the Company’s Operating Agreement, the independent Directors’ terms are staggered such that one Director will be up for election every year.

Director Qualifications

The table below discusses the experiences, qualifications and skills of each of our Directors which led to the conclusion that they should serve as such.  Our Series A directors are nominated by the Board of Directors, following consideration by the Board’ Nominating Committee, and then elected by our Series A members.  The two Series B Board members and the Series C Board member are appointed by Bunge and ICM, respectively, under the terms of our Operating Agreement.

Director	Experiences, Qualifications and Skills

Series A Directors	Elected by Series A Unit Holders
Ted Bauer
Mr. Bauer’s background as a farmer and agribusinessman, as well as his past service on a number of civic and corporate boards, including the Iowa Quality Producers Alliance, an organization devoted to value-added agriculture and rural economic development, are important factors qualifying Mr. Bauer as one of the Board’s Series A independent directors.

Michael K. Guttau
Mr. Guttau was recruited to serve as an independent Series A Board member and as the Audit Committee Financial expert given his background and experience as a banking executive and board member of a number of banking and civic organizations.  Mr. Guttau’s experience includes more than 30 years as a rural banker, providing a long-term view of agriculture and ag-related businesses.

Hubert M. Houser
Senator Hauser brings to the Board more than 30 years of experience as a member of the Iowa legislature and the county board in which SIRE is located.  During his career, Senator Hauser has developed a reputation as a leader in rural economic development.  He provides significant assistance to the Board in the Company’s interaction with all levels of local and state government and also provides a long-term view of the further development of SIRE’s site and business.

Karol D. King
Mr. King, the Board’s Chairman and an independent Director elected by Series A members, has a long career as a farmer and owner of a number of ag-related business.  In addition, Mr. King has held leadership positions in numerous local and national ag producer groups, in particular the Iowa and national corn growers associations.  In these capacities he has participated in the development of the ethanol industry.

Series B Directors	Appointed by Bunge
Eric L. Hakmiller
Mr. Hakmiller is Vice-President and General Manager of Bunge Biofuels.  Bunge Biofuels is involved in sourcing and supplying corn, selling DDGS in both domestic and export markets, selling biodiesel and marketing and trading ethanol.  Bunge Biofuels also manages the risk of these volatile commodities to decrease market risk both for its own account and its marketing partners.  Mr. Hakmiller brings this broader market view to his service as a SIRE Board member.

Tom J. Schmitt
With more than 32 years of agribusiness experience with Bunge, and in his capacity as Manager of Western Region, Bunge North America Oilseed Processing, Mr. Schmitt brings extensive experience to the Board in oversight of agribusiness facilities.  Mr. Schmitt's current responsibilities include management of the Bunge soy bean crush facility in Council Bluff's, located near SIRE's plant.  This Bunge facility has an annual crush capacity of approximately 77 million bushels and is the largest soy bean crush facility in the United States.

Series C Directors	Appointed by ICM
Greg Krissek
In his capacity as Director of Government Affairs for ICM, Mr. Krissek is intensely involved in public biofuels issues at the local, state and national level.  In addition to bringing this insight to the Board, in addition to service on the Company’s Board, Mr. Krissek serves on the boards of six private ethanol companies and brings a broad view of ethanol plant operations to the Company.

Independent Directors & Officers

Name and Age	Position(s) Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years

Karol D. King, 63	Series A Director and Chairman	Term expires 2013, Director since November, 2006
Corn, popcorn and soybean farmer near Mondamin, Iowa, since 1967; President, King Agri Sales, Inc. (marketer of chemicals, fertilizer and equipment) since 1995; President, Kelly Lane Trucking, LLC, since 2007.  Mr. King attended Iowa State University and has served on the Harrison County Farm Bureau Board, the Iowa Corn Growers Board, the Iowa Corn Promotion Board, the US Feed Grains Council Board, the National Gasohol Commission, and the National Corn Growers Association Board.

Ted Bauer, 58	Series A Director, President, Secretary and Treasurer	Term expires 2012, Director since March 2005; Officer since November 2006
Director, President (since 2006), Secretary and Treasurer (since 2005) of the Company from March 2005; Owner and operator of a farming operation and hunting preserve near Audubon, Iowa, since 1977; Co-Founder, and from 2005 to 2007, Director, Templeton Rye Spirits LLC; Director, Iowa Quality Producers Alliance, since 2003; Vice President, West Central Iowa Rural Water, from 2002 to 2007.  Mr. Bauer has an Ag Business degree from Iowa State University and is a graduate of the Texas A&M TEPAP program.

Hubert M. Houser, 68	Series A Director	Term expires 2012, Director since 2005
Lifetime owner of farm and cow-calf operation located near Carson, Iowa.  Mr. Houser has served in the Iowa Legislature since 1993, first in the House of Representatives and currently in the Senate.  Mr. Houser also served on the Pottawattamie County Board of Supervisors from 1979 to 1992, director of the

Riverbend Industrial Park, and was a founder of the Iowa Western Development Association and Golden Hills RC&D.
Michael K. Guttau, 64	Series A Director	Term expires 2011, Director since 2007
Council of Federal Home Loan Banks, Washington, D.C.; Chairman from 2008 to 2009, Vice Chairman from 2004 to 2007, Chairman of Audit Committee from 2004 to 2006  and Chairman of Risk Management Committee (2007), Federal Home Loan Bank of Des Moines; since 1972, various positions with Treynor State Bank, currently CEO and Chairman of the Board; Superintendent of Banking, Iowa Division of Banking, from 1995 to 1999; Director, Iowa Bankers Association, Iowa Bankers Mortgage Corporation, Iowa Student Loan Liquidity Corp., Iowa Business Development Finance Corp. and Iowa See Capital Liquidation Corp.; President, Southwest Iowa Bank Administration Institute; Past Chairman, ABA Community Bankers from 1991 to 1992.  Mr. Guttau received his B.S., Farm Operation, from Iowa State University in 1969 and completed numerous U.S. Army education programs from 1969 to 1978.  Mr. Guttau is the 2010 recipient of the James Leach Bank Leadership Award.

Interested Directors

Name and Age	Position(s) Held with the Company	Term of Office† and Length of Time Served	Principal Occupation(s) During Past 5 Years

Tom J. Schmitt, 60†‡	Series B Director and Vice Chairman	Since July 17, 2009
Manager, Western Region, Bunge North America Oilseed Processing.  Mr. Schmitt has worked with Bunge over thirty-two years.  Mr. Schmitt received a Bachelor’s degree in business administration from St. Ambrose University.

Eric L. Hakmiller, 48†‡	Series B Director	Since July 17, 2009
Vice-President and General Manager, Bunge Biofuels, Bunge North America.  Mr. Hakmiller received a Bachelor’s degree in economics from the University of Maine and a graduate degree from Loyola Marymount University.

Greg Krissek, 48†‡	Series C Director	Since November 1, 2006
Director of Government Affairs, ICM, Inc., since 2006; Director of Marketing and Governmental Affairs, United Bio Energy, from 2003 to 2006; Chairman, National Ethanol Vehicle Coalition, 2007; Secretary-Treasurer of the Board, Ethanol Promotion and Information Council since 2004, President since June 2008; director, Kansas Association of Ethanol Processors since 2004; Kansas Energy Council, since 2004 prior Director of Operations, Kansas Corn Commission; Assistant Secretary, Kansas Department of Agriculture, 1997 to 2000.

† The Interested Directors’ terms do not have a specified number of years, as these Directors are nominated by the Series B Member and the Series C Member, as discussed further below under Items 11 and 13.
‡ The information provided below under Item 13, “Certain Relationships and Related Transactions, and Director Independence,” respecting the election of Messrs. Krissek, Schmitt, and Hakmiller as Directors,  is incorporated into this Item 10 by reference.

Executive Officers

Name and Age	Position(s) Held with the Company	Length of Time Served	Principal Occupation(s) During Past 5 Years
Brian T. Cahill, 57	President and Chief Operating Officer	Since September, 2009
Executive Vice President, Distillery Innovations Segment, MGP Ingredients, Inc. (“MGP”) (a public company, which provides services in the development, production and marketing of naturally-derived specialty ingredients and alcohol products)

from 2007 to 2008; CFO/Vice President of Finance and Administration, MGP, from 2002 to 2007; General Manager, MGP, from 1992 to 2002.  Mr Cahill received a Bachelor of Science in Accounting from Bradley University and is a Certified Public Accountant.

Karen L. Kroymann, 49	Controller	Since June, 2009
Controller, Transgenomic, Inc., (a public company which provides services for DNA lab testing and manufacture-analysis equipment) from 2007 to 2008; Controller, TTI Technologies (a synthetic coal manufacturer) from 2006 to 2007; Asst. Controller, Future Foam (a manufacturer and fabricator of polyurethane foam) from 1999-2006).  Ms. Kroymann received a Bachelor’s of Arts degree from Mt. St. Clare College, an M.B.A. from the University of Nebraska and is a Certified Public Accountant.

The Company has not adopted a code of ethics that applies to its executive officers.

Audit Committee

The Board has a standing Audit Committee which makes recommendations to the Board regarding the engagement of the independent registered public accounting firm for audit and non-audit services; evaluates the independence of the auditors and reviews with the independent auditors the fee, scope and timing of audit and non-audit services.  The Audit Committee presently consists of Michael Guttau (Chair), Karol D. King and Ted Bauer.   Each member of the Audit Committee is considered “independent” under standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system).  Mr. Guttau is the financial expert who is required to serve on the audit committee under SEC rules and is considered an “independent” financial expert under standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system).    The Audit Committee held five meetings in Fiscal Year 2010.

Item 11.	Executive Compensation.

Governance / Compensation Committee

The Governance / Compensation Committee (the “Governance Committee”) operates under a written charter, which the Governance Committee approved on February 15, 2007, and which was adopted by the Board of Directors on February 16, 2007 (the “Governance Charter”).  The Governance Charter is available on the Company’s website.  The Governance Charter provides that the Governance Committee will annually review and approve the Company’s compensation program for its Directors, officers and managers.  The Governance Charter does not exclude from the Governance Committee’s membership Directors who also serve as officers of the Board or Interested Directors.  Presently, the Governance Committee’s membership consists of Messrs. Schmitt (Chair), Bauer, and King.  Accordingly, Messrs. Bauer and King did participate in recommending to the Board the Compensation Policy.  The Governance Charter does provide that the Governance Committee may form and delegate its responsibilities to subcommittees, and the Governance Charter does not contemplate (nor does it prohibit) the use of compensation consultants to assist the Governance Committee in its determination of Director, officer and managers’ compensation.

Compensation of Executive Officers

The Company does not currently provide any Unit options, Unit appreciation rights, non-equity incentive plans, non-qualified deferred compensation or pension benefits to its executive officers.  The Governance Committee is responsible for designing, reviewing and overseeing the administration of the Company’s executive compensation program.  Pursuant to the Governance Charter, the Governance Committee approved the compensation terms for  Mr. Cahill and Ms. Kroymann.

Summary Compensation Table

The following table provides all compensation paid to our executive officers in fiscal years 2010 and 2009.  None of our officers received any stock or option awards, non-equity incentive plan compensation, or nonqualified deferred compensation in fiscal years 2009 and 2010.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Brian T. Cahill, President and CEO	2010	$184,662	$15,000					$2,000(1)	$201,662
	2009	$6,428(3)						$15,000(2)	$21,428

Karen L. Kroymann, Controller	2010	$93,182	$10,000						$103,182
	2009	$21,538(4)							$21,538

(1)           This amount reflects the Company’s cost to provide a vehicle for Mr. Cahill’s use.
(2)           This amount is a signing bonus for the officer.
(3)           Mr. Cahill’s annual base salary was $180,000 in 2009.
(4)           Ms. Kroyman’s annual base salary was $80,000 in 2009.

Compensation of Directors

The Company does not provide its Directors with any equity or equity option awards, nor any non-equity incentive payments or deferred compensation.  The Company intends to include an equity feature in its CEO compensation arrangements.  It is anticipated that an equity incentive compensation plan incorporating these items will be adopted in 2010.  Similarly, the Company does not provide its Directors with any other perquisites, “gross-ups,” defined contribution plans, consulting fees, life insurance premium payments or otherwise. Following recommendation by the Company’s Corporate Governance / Compensation Committee and subsequent approval by the Board on March 16, 2007, the Company pays its Directors the following amounts (collectively, the “Compensation Policy”): (i) each Director receives an annual retainer of $12,000, (ii) each Director receives $1,000 per Board meeting attended (whether in person or telephonic), and (iii) once our plant is operational, each Director will receive $3,000 per Board meeting attended (whether in person or telephonic), provided that the foregoing amounts in (i) – (iii) shall not exceed $24,000 per Director in any calendar year.  Additionally, the following amounts are paid to Directors for specified services: (i) the Chairman of the Board is paid $7,500 per year, (ii) the Chairman of the Audit Committee and Audit Committee Financial Expert is paid $5,000 per year, (iii) the Chairmen of all other Committees are paid $2,500 per year, and (iv) the Secretary of the Board is paid $2,500 per year.

Independent Directors

The following table lists the compensation the Company paid in Fiscal Year 2010 to its Directors who are considered “independent” under standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system) (the “Independent Directors”).

Name	Fees Earned or Paid in Cash	All Other Compensation	Equity or Non- Equity incentives	Total

Ted Bauer	$26,500	$0	$0	$26,500
Hubert M. Houser	$26,500	$0	$0	$26,500
Karol D. King	$31,500	$0	$0	$31,500
Michael K. Guttau	$29,000	$0	$0	$29,000

Interested Directors

The following table lists the compensation the Company paid in Fiscal Year 2010 to its Directors who are not considered “independent” under standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system) (the “Interested Directors”).

Name	Fees Earned or Paid in Cash	All Other Compensation	Equity or Non- Equity incentives	Total

Eric L. Hakmiller†	$26,500	$0	$0	$26,500
Tom J. Schmitt†	$26,500	$0	$0	$26,500
Greg Krissek	$24,000	$0	$0	$23,000

† The Directors fees payable to the Interested Directors are paid directly to their corporate employers at such Directors’ request, and the Interested Directors do not receive any compensation from the Company for their service as Directors.

Selection of the Company’s directors is governed by the Nominating Committee Charter, which was adopted by the Board of Directors on February 16, 2007.  These governing procedures have not been modified or amended.  The Company also has an audit committee, which consists of Mick Guttau (Chairman), Ted Bauer and Karol D. King.  Mr. Guttau is the financial expert who is required to serve on the audit committee under SEC rules and is considered an “independent” financial expert under standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system).

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Member Matters.

As of September 30, 2010, there were 8,805 Series A Units, 3,334 Series B Units, and 1,000 Series C Units issued and outstanding.  The following table sets forth certain information as of September 30, 2009, with respect to the Unit ownership of: (i) those persons or groups (as that term is used in Section 13(d)(3) of the Exchange Act) who beneficially own more than 5% of any Series of Units, (ii) each Director of the Company, and (iii) all Officers and Directors of the Company, nine in number, as a group.  The address of those in the following table is 10868 189th Street, Council Bluffs, Iowa 51503.  Mr. Cahill and Ms. Kroymann serve in the capacity of executive officers.  Except as noted below, the persons listed below possess sole voting and investment power over their respective Units.  The following does not reflect any Units which may be issued to Bunge and ICM, respectively, under the terms of the unit issuance agreements.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Series A	Ted Bauer	36 Units1	0.41%
Series A	Hubert M. Houser	39 Units2	0.44%
Series A	Karol D. King	29 Units3	0.33%
Series A	Michael K. Guttau	12 Units4	0.14%
--	Brian T. Cahill	-0-	--
--	Karen L. Kroymann	-0-	--
--	Eric L. Hakmiller	-0-	--
--	Tom J. Schmitt	-0-	--
--	Greg Krissek	-0-	--
Series B	Bunge North America, Inc.	3334 Units	100%
Series C	ICM, Inc.	1000 Units	100%

Series A	All Officers and Directors as a Group	116 Units	1.92%

____________________________________
1 These Series A Units are owned jointly by Mr. Bauer and his wife, Donna Bauer.
2 These Series A Units are owned jointly by Mr. Houser and his wife, Paula Houser.
3 These Series A Units are owned jointly by Mr. King and his wife, Rozanne King.
4 These Series A Units are owned jointly by Mr. Guttau and his wife, Judith Guttau.

Item 13.	Certain Relationships and Related Transactions, and Director Independence.

Relationships and Related Party Transactions

Bunge

On November 1, 2006, in consideration of its agreement to invest $20,004,000 in us, Bunge purchased the only Series B Units under an arrangement whereby we would (i) enter into various agreements with Bunge or its affiliates discussed below for management, marketing and other services, and (ii) have the right to elect a number of Series B Directors which are proportionate to the number of Series B Units owned by Bunge, as compared to all Units.  Under the Operating Agreement, we may not, without Bunge’s approval (i) issue additional Series B Units, (ii) create any additional Series of Units with rights which are superior to the Series B Units, (iii) modify the Operating Agreement to adversely impact the rights of Series B Unit holders, (iv) change the our status from one which is managed by managers, or change back to manager management in the event the status is changed to member management, (v) repurchase or redeem any Series B Units, (vi) take any action which would cause a bankruptcy, or (vii) approve a transfer of Units allowing the transferee to hold more than 17% of our Units or to a transferee which is a direct competitor of Bunge.

Under a Series E Unit Issuance Agreement dated March 7, 2008 (the “Series E Agreement”), if Bunge made a Bridge Loan payment, we were required to immediately issue Series E Units to Bunge based on a Unit price that is equal to the lesser of $3,000 or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit as part of any offering of Units after the date of the agreement but prior to the date of any Bridge Loan payment made by Bunge.  The Series E Agreement was terminated effective July 17, 2009.

Holdings agreed to extend us a Subordinated Term Note, dated August 26, 2009 (the “Original Holdings Note”), due on August 31, 2014, repayment of which is subordinated to the Credit Agreement.  On June 23, 2010, we amended and restated the Original Holdings Note by issuing the Holdings Note to Holdings, which increased the principal amount of such note to $28,106,578.97 (representing outstanding principal plus accrued interest through the most recent interest payment date) and amended Holding’s right to proceeds from the sale or issuance of equity or debt securities during such time as Holdings holds Series U Units.  The Holdings Note is convertible into Series U Units, at the option of Holdings, at the price of $3,000 per Unit.  Interest accrues at the rate of 7.5 percent over six-month LIBOR.  Principal and interest may be paid only after payment in full under the Credit Agreement.  As of September 1, 2010, approximately $29,220,130 was outstanding under the Holdings Note.  The greatest amount outstanding during the last three fiscal years under the Original Holdings Notes and the Holdings Note was $29,220,130, on September 1, 2010.  During Fiscal 2009, we paid $0 principal and $0 interest on the Holdings Note, and during the 2010 fiscal year, we paid $2,000,000 principal and $33,153 interest on the Holdings Note.

On June 23, 2010, we also executed the Holdings Equity Agreement, under which Holdings (i) has preemptive rights to purchase new securities in us and (ii) will receive 76% of the proceeds received by us from the issuance of equity or debt securities.

We entered into the Holdings Revolving Note dated August 26, 2009 with Holdings, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at our request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  Interest will accrue at the rate of 7.5 percent over six-month LIBOR.  While repayment of the Holdings Revolving Note is subordinated to the Credit Agreement, we may make payments on the Holdings Revolving Note so long as we are in compliance with its borrowing base covenant and there is not a payment default under the Credit Agreement. As of September 1, 2010, $0 was outstanding under the Holdings Revolving Note.  The greatest amount outstanding during the last three fiscal years under the Holdings Revolving Note is $2,000,000, and through September 30, 2010 the outstanding balance was $0.  During our Fiscal 2009, we paid $0 principal and $0 interest on the Holdings Revolving Note, and during the 2010 fiscal year, we paid $2,000,000 and principal and $33,152.78 interest on the Holdings Revolving Note.

We entered into a Distillers Grain Purchase Agreement dated October 13, 2006 (“DG Agreement”) with Bunge, under which Bunge pays a sales price less transportation costs, rail lease charge and a fixed rate marketing fee for the DDGS we produce.  The DG Agreement continues until February 2019, when it will automatically renew for successive three-year terms unless a 180-day written notice is given of either party’s election not to renew before the expiration of the initial term or the then-current renewal term.  We are required to pay a minimum annual marketing fee of $150,000.  Beginning on February 1, 2012, the annual minimum amount and the purchase price may be adjusted.  We incurred $977,658 and $467,092 of marketing expenses during Fiscal 2010 and 2009 under the DG Agreement.

On December 15, 2008, we entered into a Supply Agreement (the “Supply Agreement”) with AB to procure all the grain we require.  The agreement continues until 2016 and automatically renews for successive three-year terms unless a 180-day written notice is given by either party.  We pay AB a per-bushel fee for corn procured by AB, subject to an annual minimum fee of $675,000, which adjusts according to specified indexes after three years.  Expenses under this agreement for Fiscal 2010 and $1,209,887 were $607,565; $4,677 of this amount is included in accrued expenses at September 30, 2010.  Effective November 17, 2010, AB exercised a contractual right of assignment under the Supply and Agency Agreements.  As a result, Bunge is now the successor party to AB for each of these agreements with us.

On January 30, 2008, we entered into a Support Services Agreement (the “Support Services Agreement”), under which Bunge provides us with engineering support, provides reports to the Agent and assists us with requests by the Agent.  We pay, in addition to Bunge’s out of pocket expenses, an hourly fee of $95 for such services.  The term of the Support Services Agreement expired on December 31, 2008, but is being continued on a month to month basis.  Expenses for the years ended September 30, 2010 and 2009 were $0 and $38,924, respectively, under the Support Services Agreement.

On December 15, 2009, we entered into a Lease Agreement (the “Lease Agreement”) with Bunge, under which we lease from Bunge a grain elevator located in Council Bluffs, Iowa, for approximately $67,000 per month.  Expenses for Fiscal 2010 and 2009 were $799,964 and $603,474 under the Lease Agreement.  In connection with the Lease Agreement, we entered into a grain purchase agreement, under which we purchased the grain inventory at the grain elevator and the grain inventory located in our on-site storage Facility, consisting of approximately 1,900,000 bushels of corn at an approximate market value of $6,000,000.

On December 15, 2008, we entered into the Ethanol Agreement with Bunge (the “Ethanol Agreement”), under which we sell Bunge all of the ethanol we produce, and Bunge purchases the same, up to the Facility’s nameplate capacity of 110,000,000 gallons a year.  We pay Bunge a per-gallon fee for ethanol sold, subject to a minimum annual fee of $750,000 and adjusted according to specified indexes after three years.  The initial term of the agreement continues until August 2012 and it will automatically renew for successive three-year terms unless one party provides the other with notice of their election to terminate 180 days prior to the end of the term.  We incurred expenses of $773,060 and $63,186 during Fiscal 2010 and 2009 under the Ethanol Agreement.

On December 15, 2008, we entered into a Risk Management Services Agreement with Bunge (the “Risk Management Agreement”), under which Bunge provides us with assistance in managing our commodity price risks for a quarterly fee of $75,000.  The agreement has an initial term of three years and will automatically renew for successive three year terms, unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses for Fiscal 2010 and 2009 were$300,000 and $225,000 under this agreement.

On June 25, 2007, we entered the Railcar Sublease Agreement with Bunge for the lease of 320 ethanol tank cars and 300 Distillers Grain cars. The lease commenced in January 2009, continues for a term of ten years, and terminates upon the termination of the final car lease. On June 26, 2009, we executed the Restated Agreement for the sublease of 325 ethanol cars and 300 hopper cars. Under the Railcar Agreement, we sublease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar subleases. The Railcar Agreement reflects changes as a result of Bunge’s purchase and sale/leaseback of railcars from a new railcar equipment lessor other than contemplated in the Railcar Agreement. Expenses for Fiscal 2010 and 2009 were $855,683 and $3,655,498 under the Railcar Agreement.

In March, 2009, we entered into an agreement with Bunge under which Bunge provided an interim President / CEO.  The agreement provided for reimbursement in the annual amount of $150,000 plus monthly expenses.  Expenses for Fiscal 2010 and 2009 were $0 and $85,139, $29,039 were included in accrued expenses for Fiscal 2009 under this agreement, and there were no expenses incurred for the year ended September 30, 2009.  We hired a new General Manager effective September 8, 2009 thus terminating this agreement with Bunge, effective September 8, 2009.

We have agreed to enter into a Corn Oil Agency Agreement with Bunge (the “Corn Oil Agency Agreement”), pursuant to which Bunge will market corn oil extracted at our facility, so long as our corn oil meets the mutually agreed production standards.  The Corn Oil Agency Agreement will commence on the date the Tricanter Equipment (as defined below) begins producing commercial viable quantities of corn oil and continues for three years thereafter.  The Corn Oil Agency Agreement will automatically renew for subsequent three year period, unless either party provides at least 180 days written notice of non-renewal prior to expiration of the then-current term.  Under the Corn Oil Agency Agreement, Bunge has the option of buying corn oil from us for it’s own account, including for resale to third parties.  In the event Bunge purchases corn oil from us for its own account, Bunge will pay the fair market value of the corn oil, as determined by us and Bunge.  For its efforts in marketing our corn oil, we will pay Bunge a marketing fee based on the amount of corn oil sold; provided, however, that at such times as the amount outstanding under the Holdings Revolving Note equals or exceeds a certain threshold.  As of September 30, 2010, we have not executed the Corn Oil Agency Agreement nor have we paid any fees to Bunge under it.

ICM

On November 1, 2006, in consideration of its agreement to invest $6,000,000 in us, ICM became our sole Series C Member.  As part of ICM’s agreement to invest in our Series C Units, the Operating Agreement provides that we will not, without ICM’s approval (i) issue additional Series C Units, (ii) create any additional Series of Units with rights senior to the Series C Units, (iii) modify the Operating Agreement to adversely impact the rights of Series C Unit holders, or (iv) repurchase or redeem any Series C Units.  Additionally, ICM, as the sole Series C Unit owner, is afforded the right to elect one Series C Director to the Board so long as ICM remains a Series C Member.  Greg Krissek is the current Series C Director elected by ICM.

On March 7, 2008, we entered into a Series C Unit Issuance Agreement with ICM, which we subsequently amended, in order to provide ICM with the option to convert any amount due under a debt obligation which ICM is required to pay into subordinated debt, on the same terms and conditions as the ICM Note.  The Series C Issuance Agreement has since been terminated.

On September 25, 2006, we entered into the ICM Contract for a lump-sum contract price of $118,000,000.  As of September 30, 2009 and 2008, we incurred approximately $147,656,016 and $134,025,000 of construction costs, respectively, under the ICM Contract.  We had $697,770 of retainage payable as of September 30, 2009 under the ICM Contract.  We had no retainage payable as of September 30, 2010 under the ICM Contract.

On June 23, 2010, we entered into the Loan Satisfaction Agreement with a prior lender and ICM under which ICM paid a prior debt obligation of $8,773,299.75.  In connection with that agreement, we issued the ICM Note in the amount of $9,969,816, which is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  As of September 30, 2010, there was approximately $10,061,422 outstanding under the ICM Note.  The greatest amount outstanding during the last three fiscal years under the ICM Note is $10,061,422, on September 1, 2010.  During Fiscal 2009, we paid $0 and principal and $0 interest on the ICM Note, and during the interim period for our 2010 fiscal year, we paid $0 and principal and $0 interest on the ICM Note.

Additionally, to induce ICM to agree to the ICM Note, we entered into the ICM Equity Agreement on June 17, 2010, whereby ICM (i) retains preemptive rights to purchase new securities in us and (ii) receive 24% of the proceeds received by us from a sale or issuance of equity or debt securities.

On July 13, 2010, we entered into a Joint Defense Agreement (the “Joint Defense Agreement”) with ICM, which contemplates that we may purchase from ICM one or more Tricanter centrifuges (the “Centrifuges”).  Because such equipment has been the subject of certain legal actions regarding potential patent infringement, the Joint Defense Agreement provides as follows: (i) that the parties may, but are not obligated to, share information and materials that are relevant to the common prosecution and/or defense of any such patent litigation regarding the Centrifuges (the “Joint Defense Materials”), (ii) that any such shared Joint Defense Materials will be and remain confidential, privileged and protected (unless such Joint Defense Materials cease to be privileged, protected or confidential through no violation of the Joint Defense Agreement), (iii) upon receipt of a request or demand for disclosure of Joint Defense Material to a third party, the party receiving such request or demand will consult with the party that provided the Joint Defense Materials and if the party that supplied the Joint Defense Materials does not consent to such disclosure then the other party will seek to protect any disclosure of such materials, (iv) that neither party will disclose Joint Defense Materials to a third party without a court order or the consent of the party who initially supplied the Joint Defense Materials, (v) that access to Joint Defense Materials will be restricted to each party’s outside attorneys, in-house counsel, and retained consultants, (vi) that Joint Defense Materials will be stored in secured areas and will be used only to assist in prosecution and defense of the patent litigation and (vii) if there is a dispute between us and ICM, then each party waives its right to claim that the other party’s legal counsel should be disqualified by reason of this the Joint Defense Agreement or receipt of Joint Defense Materials.  The Joint Defense Agreement will terminate the earlier to occur of (i) upon final resolution of all patent litigation and (ii) a party providing ten (10) days advance written notice to the other party of its intent to withdraw from the Joint Defense Agreement.  No payments have been made by either party under the Joint Defense Agreement.

On August 25, 2010, we entered into a Tricanter Purchase and Installation Agreement (the “Tricanter Agreement”) with ICM, pursuant to which ICM sold us a tricanter oil separation system (the “Tricanter Equipment”) and installed the equipment at our ethanol plant in Council Bluffs, Iowa.  The Tricanter Equipment separates corn oil from the post-fermentation syrup stream as it leaves the evaporators of the ethanol plant. The corn oil is then routed to storage tanks, and the remaining concentrated syrup is routed to the plant’s syrup tank. Depending on our end users, the corn oil can be marketed as either a feed additive or a biodiesel feedstock. Because of the process we will be utilizing, the corn oil is not viable as a food grade commodity without further processing. In the Agreement, ICM has agreed to indemnify and hold us harmless from all claims, demands, liabilities, actions, litigations, losses, damages, costs and expenses (including reasonable attorneys’ fees) arising out of the infringement of adversely owned patents, copyrights or any other intellectual property rights in connection with our purchase and/or use of the Tricanter Equipment.  As of September 30, 2010, a deposit has been placed on the Tricanter Equipment.

We do not have any policies finalized and adopted by the Board governing the review or approval of related party transactions.

Director Independence

We classify our directors as “independent” according to the standards applicable to companies listed on the Nasdaq Capital Market (though our Units are not listed on any exchange or quotation system).  Under the Operating Agreement, the independent directors’ terms are staggered such that one director will be up for election every year.  Our independent directors are Karol D. King, Ted Bauer, Herbert M. Houser, and Michael K. Guttau.  The Audit Committee currently consists of Michael K. Guttau (Chair), Ted Bauer and Karol D. King.  All of the members of the Audit Committee meet the “independent director” standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system).  Presently, the Nominating Committee’s membership consists of Ted Bauer, Hubert M. Houser (Chair) and Karol D. King, all of whom meet the “independent director” standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system).  The Corporate Governance/Compensation Committee Charter does not exclude from its membership directors who also serve as officers or Interested Directors.  The Governance Committee’s membership consists of Messrs. Bauer, King, and Schmitt (Chair).  Mr. Schmitt is considered an Interested Director.

Item 14.	Principal Accountant Fees and Services.

Independent Public Accountant Fees and Services

The following table presents fees paid for professional services rendered by the Company’s independent public accountants for the Company’s Fiscal 2010 and Fiscal 2009:

Fee Category	Fiscal 2010 Fees	Fiscal 2009 Fees
Audit Fees	$139,500	$140,300
Audit-Related Fees	$0	$0
Tax Fees	$56,991	$83,991
All Other Fees	$0	$0
Total Fees	$196,491	$224,291

Audit Fees are for professional services rendered by McGladrey & Pullen, LLP (“McGladrey”) for the audit of the Company’s annual financial statements and review of the interim financial statements included in quarterly reports and services that are normally provided by McGladrey in connection with statutory and regulatory filings or engagements, including review of SEC registration statements and related correspondence.

Audit-Related Fees are for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” These services include accounting consultations in connection with acquisitions, consultations concerning financial accounting and reporting standards.  The Company did not pay any fees for such services in Fiscal 2010 or 2009.

Tax Fees are for professional services rendered by RSM McGladrey, Inc., an affiliate of McGladrey, for tax compliance, tax advice and tax planning and include preparation of federal and state income tax returns, and other tax research, consultation, correspondence and advice.

All Other Fees are for services other than the services reported above.  The Company did not pay any fees for such other services in Fiscal 2010 or 2009.

The Audit Committee has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of McGladrey.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the Company’s independent auditors.  These services may include audit services, audit-related services, tax services and other services.  Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date.  The Audit Committee may also pre-approve particular services on a case-by-case basis.

PART IV

Item 15.	Exhibits and Financial Statement Schedules.

(a)	Documents filed as part of this Report:

(1)	Balance Sheets at September 30, 2010 and September 30, 2009
Statements of Operations for the years ended September 30, 2010 and September 30, 2009
Statements of Members' Equity for the years ended September 30, 2010 and 2009
Statement of Cash Flows for the year ended September 30, 2010 and September 30, 2009
Notes to Financial Statements

(b)	See (a)(1) above

(c)	The following exhibits are filed herewith or incorporated by reference as set forth below:

Exhibit numbers 10.60 and 10.65 are management contracts.

2	Omitted – Inapplicable.
3(i)
Articles of Organization, as filed with the Iowa Secretary of State on March 28, 2005 (incorporated by reference to Exhibit 3(i) of Registration Statement on Form 10 filed by the Company on January 28, 2008).

4(i)	Third Amended and Restated Operating Agreement dated July 17, 2009 (incorporated by reference to Exhibit 3.1 of Form 8-K filed by the Company on August 21, 2009).
9	Omitted – Inapplicable.
10.1
Agreement dated October 13, 2006 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.1 of Registration Statement on Form 10/A filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.2
Executed Steam Service Contract dated January 22, 2007 with MidAmerican Energy Company (incorporated by reference to Exhibit 10.4 of Registration Statement on Form 10/A filed by the Company on October 23, 2008).   Portions of the Contract have been omitted pursuant to a request for confidential treatment.

10.3
Assignment of Steam Service Contract dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.5 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.4
Electric Service Contract dated December 15, 2006 with MidAmerican Energy Company (incorporated by reference to Exhibit 10.6 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.5
Assignment of Electric Service Contract dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.7 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.6
Distillers Grain Purchase Agreement dated October 13, 2006 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.8 of Registration Statement on Form 10 filed by the Company on January 28, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.7
Assignment of Distillers Grain Purchase Agreement dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.9 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.8
Grain Feedstock Agency Agreement dated October 13, 2006 with AGRI-Bunge, LLC (incorporated by reference to Exhibit 10.10 of Registration Statement on Form 10 filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.9
Assignment of Grain Feedstock Agency Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.11 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.10
Agreement between Owner and Design/Builder Based on The Basis of a Stipulated Price dated September 25, 2006 with ICM, Inc. (incorporated by reference to Exhibit 10.12 of Registration Statement on Form 10/A filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.11	Security Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.15 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
10.12
Mortgage, Security Agreement Assignment of Rents and Leases and Fixture Filing dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.16 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.13
Environmental Indemnity Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.17 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.14
Convertible Note dated May 2, 2007 in favor of Monumental Life Insurance Company (incorporated by reference to Exhibit 10.18 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.15	Convertible Note dated May 2, 2007 in favor of Metlife Bank, N.A. (incorporated by reference to Exhibit 10.19 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
10.16
Convertible Note dated May 2, 2007 in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A. (incorporated by reference to Exhibit 10.20 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.17
Convertible Note dated May 2, 2007 in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.21 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.18	Convertible Note dated May 2, 2007 in favor of First National Bank of Omaha (incorporated by reference to Exhibit 10.22 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
10.19
Revolving Line of Credit Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A. (incorporated by reference to Exhibit 10.23 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.20
Revolving Line of Credit Note in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.24 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.21	Revolving Line of Credit Note in favor of First National Bank of Omaha (incorporated by reference to Exhibit 10.25 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
10.22	Term Revolving Note in favor of Metlife Bank, N.A. (incorporated by reference to Exhibit 10.26 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
10.23
Term Revolving Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A. (incorporated by reference to Exhibit 10.27 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.24	Term Revolving Note in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.28 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
10.25	Term Revolving Note in favor of First National Bank of Omaha (incorporated by reference to Exhibit 10.29 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
10.26
Lien Subordination Agreement dated May 2, 2007 among Southwest Iowa Renewable Energy, LLC, AgStar Financial Services, PCA and Iowa Department of Economic Development (incorporated by reference to Exhibit 10.30 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.27
Value Added Agricultural Product Marketing Development Grant Agreement dated November 3, 2006 with the United States of America (incorporated by reference to Exhibit 10.31 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.28	Fee Letter dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.33 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
10.29
Master Contract dated November 21, 2006 with Iowa Department of Economic Development (incorporated by reference to Exhibit 10.35 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

10.30
Amended and Restated Disbursing Agreement dated March 7, 2008 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.39 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.31
Allonge to Revolving Line of Credit Note in favor of First National Bank of Omaha dated March 7, 2008 (incorporated by reference to Exhibit 10.43 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.32
Allonge to Revolving Line of Credit Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.44 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.33
Allonge to Revolving Line of Credit Note in favor of Metropolitan Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.45 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.34
Allonge to Convertible Note in favor of First National Bank of Omaha, dated March 7, 2008 (incorporated by reference to Exhibit 10.46 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.35
Allonge to Convertible Note in favor of Metlife Bank, N.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.47 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.36
Allonge to Convertible Note in favor of Metropolitan Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.48 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.37
Allonge to Convertible Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.49 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.38
Allonge to Term Revolving Note in favor of First National Bank of Omaha, dated March 7, 2008 (incorporated by reference to Exhibit 10.50 of Amendment No. 1 to Registration Statement on Form 10  filed by the Company on March 21, 2008).

10.39
Allonge to Term Revolving Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.51 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.40
Allonge to Term Revolving Note in favor of Metlife Bank, N.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.52 of Amendment No. 1 to Registration Statement on Form 10  filed by the Company on March 21, 2008).

10.41
Allonge to Term Revolving Note in favor of Metropolitan Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.53 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.42
Allonge to Convertible Note in favor of Monumental Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.54 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.43	Term Revolving Note in favor of Amarillo National Bank (incorporated by reference to Exhibit 10.55 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).
10.44
Allonge to Term Revolving Note in favor of Amarillo National Bank, dated March 7, 2008 (incorporated by reference to Exhibit 10.56 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.45
Convertible Note dated May 2, 2007, in favor of Amarillo National Bank (incorporated by reference to Exhibit 10.57 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.46
Allonge to Convertible Note in favor of Amarillo National Bank, dated March 7, 2008 (incorporated by reference to Exhibit 10.58 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.47
Revolving Line of Credit Note in favor of Amarillo National Bank (incorporated by reference to Exhibit 10.59 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.48
Allonge to Revolving Line of Credit Note in favor of Amarillo National Bank, dated March 7, 2008 (incorporated by reference to Exhibit 10.60 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.50
Support Services Agreement dated January 30, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.63 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

10.51	Amendment No. 01 dated March 9, 2007 with Iowa Department of Economic Development (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on June 10, 2006).
10.52	Amendment No. 02 dated May 30, 2008 with Iowa Department of Economic Development (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on June 10, 2006).
10.53	Industrial Track Agreement dated as of June 18, 2008 with CBEC Railway, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on June 25, 2006).
10.54
Base Agreement dated August 27, 2008 between Southwest Iowa Renewable Energy, LLC and Cornerstone Energy, LLC (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on September 2, 2008).

10.55	Lease Agreement dated December 15, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on December 22, 2008).
10.56
Ethanol Purchase Agreement dated December 15, 2008 with Bunge North America, Inc.  Portions of the Agreement have been omitted pursuant to a request for confidential treatment (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Company on December 22, 2008).

10.57	Risk Management Services Agreement dated December 15, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.4 of Form 8-K filed by the Company on December 22, 2008).
10.58
Grain Feedstock Supply Agreement dated December 15, 2008 with AGRI-Bunge, LLC.  Portions of the Agreement have been omitted pursuant to a request for confidential treatment (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on December 22, 2008).

10.59
Subordinated Revolving Credit Note made by Southwest Iowa Renewable Energy, LLC in favor of Bunge N.A. Holdings, Inc. dated effective August 26, 2009 (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on September 2, 2009).

10.60
Employment Agreement dated August 27, 2009 between Southwest Iowa Renewable Energy, LLC and Mr. Brian T. Cahill (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Company on September 2, 2009).

10.61
Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective October 3, 2008. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

10.62
Second Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective January 1, 2009. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

10.63
Third Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective January 1, 2009. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

10.64
Fourth Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective December 1, 2009. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

10.65
Separation Agreement and Release of All Claims Agreement between Southwest Iowa Renewable Energy, LLC and Cindy Patterson (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on July 2, 2009).

10.66
Amended and Restated Railcar Sublease Agreement dated March 25, 2009 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on August 14, 2009).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.67
Amended and Restated Credit Agreement by and among Southwest Iowa Renewable Energy, LLC and AgStar Financial Services, PCA, the Banks named therein, dated as of March 31, 2010 (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the Company on April 5, 2010).

10.68
Loan Satisfaction Agreement, by and among Southwest Iowa Renewable Energy, LLC, ICM, Inc., and Commerce Bank, N.A., dated June 17, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on June 23, 2010).

10.69
Negotiable Subordinated Term Loan Note issued by Southwest Iowa Renewable Energy, LLC in favor of ICM, Inc., dated June 17, 2010 (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on June 23, 2010).

10.70
ICM, Inc. Agreement – Equity Matters, by and between ICM, Inc. and Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Company on June 23, 2010).

10.71
Subordinated Term Loan Note issued by Southwest Iowa Renewable Energy, LLC in favor of Bunge N.A. Holdings, Inc., dated June 17, 2010 (incorporated by reference to Exhibit 10.4 of Form 8-K filed by the Company on June 23, 2010).

10.72	Bunge Agreement - Equity Matters by and between Southwest Iowa Renewable Energy, LLC and Bunge N.A. Holdings, Inc. date effective August 26, 2009. (1)
10.73
First Amendment to Bunge Agreement – Equity Matters, by and between Bunge N.A. Holdings, Inc. and Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.5 of Form 8-K filed by the Company on June 23, 2010).

10.74
Subordination Agreement, by and among Bunge N.A. Holdings, Inc., ICM, Inc., and AgStar Financial Services, PCA and acknowledged by Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.6 of Form 8-K filed by the Company on June 23, 2010).

10.75
Intercreditor Agreement, by and between Bunge N.A. Holdings, Inc. and ICM, Inc. and acknowledged by Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010. (incorporated by reference to Exhibit 10.7 of Form 8-K filed by the Company on June 23, 2010).

10.76	Southwest Iowa Renewable Energy Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on July 6, 2010).
10.77	Joint Defense Agreement between ICM, Inc. and Southwest Iowa Renewable Energy, LLC dated July 13, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on July 16, 2010).

10.78
Tricanter Purchase and Installation Agreement by and between ICM, Inc. and Southwest Iowa Renewable Energy, LLC dated August 25, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on August 31, 2010). Portions of the Agreement were omitted pursuant to a request for confidential treatment.

11	Omitted – Inapplicable.
12	Omitted – Inapplicable.
13	Omitted – Inapplicable.
14	Omitted – Inapplicable.
16	Omitted – Inapplicable.
18	Omitted – Inapplicable.
21	Omitted – Inapplicable.
22	Omitted – Inapplicable.
23	Omitted – Inapplicable.
24	Omitted – Inapplicable.
31.1	Certification (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002) executed by Chief Executive Officer.
31.2	Certification (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002) executed by Principal Financial Officer.
32.1	Certification (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) executed by the Chief Executive Officer.
32.2	Certification (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) executed by the Principal Financial Officer.
99	Omitted – Inapplicable.
100	Omitted – Inapplicable.

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC

Date: November 23, 2010	/s/ Brian T. Cahill
Brian T. Cahill, President and Chief Executive Officer

Date: November 23, 2010	/s/ Karen L. Kroymann
Karen L. Kroymann, Controller and Principal Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Date

/s/ Karol D. King	November 23, 2010
Karol D. King, Chairman of the Board

/s/ Ted Bauer	November 23, 2010
Ted Bauer, Director

/s/ Hubert M. Houser	November 23, 2010
Hubert M. Houser, Director

/s/ Michael K. Guttau	November 23, 2010
Michael K. Guttau, Director

/s/ Erik L. Hakmiller	November 23, 2010
Erik L. Hakmiller, Director

/s/ Tom J. Schmitt	November 23, 2010
Tom J. Schmitt, Director

/s/ Greg Krissek	November 23, 2010
Greg Krissek, Director

Exhibit 31.1
CERTIFICATION PURSUANT TO 17 CFR 240.13(A)-14(A)
(SECTION 302 CERTIFICATION)

I, Brian T. Cahill, certify that:

1.           I have reviewed this annual report on Form 10-K of Southwest Iowa Renewable Energy, LLC;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of  the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-(f) for the registrant, and have:

(a)           Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any changes in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: November 23, 2010	/s/ Brian T. Cahill
Brian T. Cahill, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2
CERTIFICATION PURSUANT TO 17 CFR 240.13(A)-14(A)
(SECTION 302 CERTIFICATION)

I, Karen L. Kroymann, certify that:

1.           I have reviewed this annual report on Form 10-K of Southwest Iowa Renewable Energy, LLC;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant, as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-(f) for the registrant, and have:

(a)           Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any changes in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: November 23, 2010	/s/ Karen L. Kroymann
Karen L. Kroymann, Controller
(Principal Financial Officer)

   Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the annual report on Form 10-K of Southwest Iowa Renewable Energy, LLC (the “Company”) for the period ended September 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Brian T. Cahill, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Brian T. Cahill
President and Chief Executive Officer
Dated: November 23, 2010

    Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the annual report on Form 10-K of Southwest Iowa Renewable Energy, LLC (the “Company”) for the period ended September 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Karen L. Kroymann, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Karen L. Kroymann
Principal Financial Officer
Dated: November 23, 2010